QUIXOTE CORPORATION

2004 ANNUAL REPORT


Making the world a
safer place to travel™

For 35 years, Quixote Corporation has been dedicated to making the world a safer place to travel. Its innovative safety products and advanced technologies are estimated to have saved over 50,000 lives since 1969.

FINANCIAL HIGHLIGHTS

Dollar amounts in thousands, except share data	For the years ended June 30, 2004	2003	2002	2001	2000
OPERATING RESULTS:					
Net sales	$ 150,290	$ 114,310	$ 89,694	$ 93,554	$ 83,770
Gross profit	47,303	46,240	35,932	43,938	41,111
Selling and administrative expenses	36,700	28,730	23,975	23,299	24,208
Operating profit (loss)	(25,602)[1]	15,154	9,489	18,887	15,289
Research and development expenses	3,605	2,356	2,468	1,752	1,614
Other expense	2,326	802	276	1,399	904
Earnings (loss) from continuing operations	(17,027)[2]	9,472	5,897	10,843	8,919
Net earnings (loss)	(17,027)[2]	9,472	6,824	10,843	8,919
Cash dividends per common share	.34	.33	.32	.30	.29
PER SHARE DATA:					
Basic EPS:					
Earnings (loss) from continuing operations	$ (1.99)[3]	$ 1.21	$ .77	$ 1.47	$ 1.13
Net earnings (loss)	$ (1.99)[3]	$ 1.21	$ .89	$ 1.47	$ 1.13
Weighted average common shares outstanding	8,567,741	7,847,169	7,682,706	7,377,443	7,868,554
Diluted EPS:					
Earnings (loss) from continuing operations	$ (1.99)[3]	$ 1.17	$ .73	$ 1.35	$ 1.10
Net earnings (loss)	$ (1.99)[3]	$ 1.17	$ .84	$ 1.35	$ 1.10
Weighted average common and common equivalent shares outstanding	8,567,741	8,062,397	8,121,621	8,049,513	8,124,623
FINANCIAL POSITION:					
Total assets	$ 139,882	$ 150,825	$ 100,044	$ 88,096	$ 73,264
Working capital	39,973	36,089	30,923	31,036	22,127
Property, plant and equipment, net	27,512	26,237	21,959	17,343	15,001
Long-term debt, net	47,014	39,789	24,772	21,526	15,596
Shareholders' equity	63,907	75,555	59,226	50,606	43,116
Book value per common share	7.30	9.10	7.62	6.73	5.84

(1) Includes non-cash asset impairment charges of $32,600.

(2) Includes non-cash asset impairment charges of $21,266, net of income tax benefits, and an income tax benefit of $1,249 related to the favorable settlement of a tax audit.

(3) Includes non-cash asset impairment charges of $2.48 per diluted share and $0.14 per diluted share related to the favorable settlement of a tax audit.

TRAFFIC AND WEATHER INFORMATION SYSTEMS

RWIS/RTWIN
Remote weather and pavement (RWIS) or traffic and weather (RTWIN) networks equipped with sensors for forecasting weather conditions or monitoring traffic for transportation departments, including airport runway operations.

INTELLIZONE® SYSTEM
Integrated work zone safety solution designed to provide motorists with real-time information using traffic sensors and a mobile remote control unit that collects the sensor data and automatically displays information on variable message signs placed in front of the work zone.

FREEZEFREE® SYSTEM
Automatic computer-controlled or manual anti-icing system that dispenses deicing liquids in advance of ice formation on bridges, roads and overpasses.

HIGHWAY ADVISORY RADIO
Highway advisory radio transmitting systems that can be permanently installed near roadways or mounted on trailers to provide motorists with messages about traffic or emergency conditions via AM radio.









TRAFFIC COUNTERS, MEASURING DEVICES AND SENSORS











FP 2000® PAVEMENT SENSOR
In-pavement sensor, often used in RWIS installations, that measures surface temperature, moisture and the amount of chemicals on the road and transmits the data to transportation and maintenance departments.

NITESTAR® DISTANCE MEASURING INSTRUMENT
In-vehicle dashboard mounted electronic device that measures distance for traffic surveys and road applications, including the placement of mile markers, signs and reflectors.

GROUNDHOG® TRAFFIC ANALYZER
Wireless, permanent in-pavement traffic monitoring sensor that measures traffic volume, speed, pavement temperature and road conditions to improve traffic flow.

HI-STAR® TRAFFIC COUNTER/CLASSIFIER
Wireless, portable traffic analyzer to count, classify and record vehicle speed for traffic analysis and traffic flow studies.

INDUCTIVE LOOP DETECTOR
In-pavement detector that detects the presence of vehicles at intersections and notifies the traffic signal controller to change the signals accordingly.

ENERGY-ABSORBING CRASH CUSHIONS











ENERGITE SYSTEM® AND UNIVERSAL MODULE®
One or two-piece sand-filled energy-absorbing crash cushions that cushion roadside hazards on roads and in work zones.

REACT 350® FAMILY
Energy-absorbing crash cushions with reusable cylinders that cushion road-side hazards, including overpass pillars, on roads and in work zones.

CUSHIONWALL®
Energy-absorbing longitudinal wall that cushions roadside hazards including concrete walls and severe highway curves.

QUADGUARD® FAMILY
Energy-absorbing crash cushions, some with reusable cylinders, that cushion roadside hazards including toll booths and obstructions in work zones.

TMA™ FAMILY
Truck-mounted attenuators that are designed to reduce the severity of rear-end collisions with work vehicles.

PERMANENT AND MOBILE INFORMATION DISPLAYS




Melrose


25
32


ACCIDENT AHEAD
2 LFT LN CLOSED
REDUCE SPEED


TRAFFIC
DELAY
AHEAD

DIRECTIONAL DISPLAY AND ARROW PANELS
Trailer and roof-mounted electronic directional sign displays for diverting and controlling traffic around work zones and during maintenance activities.

ILLUMINATED STREET AND DIRECTIONAL SIGNS
Internally illuminated street and directional signs that provide increased nighttime visibility and safety.

RADAR SPEED DISPLAY MONITORS
Trailer-mounted information displays that detect and display the speed of oncoming vehicles and advise motorists of the speed limit.

PERMANENT VARIABLE MESSAGE SIGNS
Large overhead electronic signs that display real-time or preprogrammed messages for motorists.

MOBILE VARIABLE MESSAGE SIGNS
Trailer-mounted electronic signs that display real-time or preprogrammed messages for travelers.

[redacted]

From traffic analysis to work zones, and everything in between, Quixote is the leading provider of premier transportation safety solutions. Through strategic acquisitions and a worldwide sales network, we have become the one-stop shop for transportation safety solutions.

GUIDEPOSTS AND DELINEATORS

SAFE-HIT® FLEXIBLE GUIDEPOST AND CHANNELIZERS
Flexible directional and delineator posts which return to their upright position after impact and are used for permanent and temporary road installations and other applications such as parking lots and bicycle paths.

OMNI-STOP™ POSTS (BOLLARDS)
Energy absorbing protective posts (bollards) that prevent vehicles from intruding into pedestrian areas such as outdoor plazas, sidewalk cafes and bus stops.

RUBBERTOUGH® DELINEATOR POSTS
Highly durable flexible rubber posts for a variety of applications in high impact areas including pedestrian walkways, toll roads, railroad crossings and work zones.

GLARE SCREEN SYSTEMS
Devices mounted on median barriers to eliminate headlight glare from oncoming traffic.




STATE
LAW
STOP
FOR
IN
CROSSWALK





TRAFFIC ENFORCEMENT





SAFESTREET™ AUTOMATED RED LIGHT ENFORCEMENT SYSTEM
Automated red light enforcement and citation processing system that combines a digital camera with a Doppler radar system to photograph red light violators, and then transmits the images and data to a central processing center for on-line review and issuance of citations.

AUTOMATED SPEED ENFORCEMENT SYSTEM
Automated speed enforcement system that uses vehicles equipped with laser speed detectors and digital cameras to photograph speed violators, and then transmits the images and data to a central processing center for on-line review and issuance of citations.

MOVABLE BARRIERS







STOPGATE®
Crashworthy positive barrier arm for use at railroad crossings, tollroads and as security for access ways, driveways and parking lots.

TRITON BARRIER®
Portable plastic barrier with internal steel frame which is easily filled with water on-site for the protection of work crews, motorists, pedestrians and other travelers.

BARRIERGATE®
Wireless, remote-activated automatic or manual sliding gate for controlled access through concrete median barriers by authorized vehicles such as ambulances and law enforcement vehicles.

SAFETY LIGHTING





SPECIALTY LIGHTING
Lighting solutions for a variety of applications including transit platforms, walkways, emergency units and outdoor areas.

TUNNEL LIGHTING
Lighting solutions for roadway and pedestrian tunnels, subways and similar applications.

ELECTRONIC INTERSECTION CONTROL SYSTEMS








10

TRAFFIC CONTROLLERS AND DETECTORS
Devices that control traffic signal operations either with preset timers or with detectors that enable the signals to change in response to variations in traffic.

TRAFFIC SIGNALS
LED and incandescent traffic lights and lane use signals for intersection operations.

POWERBACK™ UNINTERRUPTIBLE POWER SOURCE
Power supply system with battery backup that keeps a lighted intersection operating either normally or in flash mode during a power interruption.

PEDESTRIAN SIGNALS
LED and incandescent pedestrian signals, including countdown signals that display the number of "flashes" remaining before the signal changes.

NET SALES
in millions



00 $ 83.8
01 $ 93.6
02 $ 89.7
03 $114.3
04 $150.3

CASH FLOW FROM CONTINUING OPERATIONS
in millions



00 $ 8.9
01 $11.5
02 $12.5
03 $16.2
04 $ 8.7

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN



$250
$200
$150
$100
$ 50
99
00
01
02
03
04
QUIXOTE CORPORATION
NASDAQ NON-FINANCIAL
RUSSELL 2000

CASH DIVIDENDS PER COMMON SHARE
in dollars



00 $0.29
01 $0.30
02 $0.32
03 $0.33
04 $0.34

BOOK VALUE PER COMMON SHARE
in dollars



00 $5.84
01 $6.73
02 $7.62
03 $9.10
04 $7.30

DEAR SHAREHOLDER

Fiscal 2004 was a challenging year for our Company.

We began the year with a solid first quarter of record sales and profits. Our outlook, however, was guarded. Because of the government's failure to pass a new highway bill when the current one expired in September 2003 and continuing state budgetary problems, we anticipated a difficult year.

We were right. As the year continued, our businesses felt the impact of the increasing uncertainty in our market. Federal highway funding continued, but under short term extensions. This uncertainty made it difficult for states to plan major projects and caused them to defer the award of a number of the contracts we were anticipating. By the end of the year, our Protect and Direct Group, which typically has its strongest sales in the fourth quarter, instead saw sales decline 12% compared to the same quarter a year ago. Weak state budgets directly impacted our Inform Group because of the more discretionary nature of the demand for its products. Within the Inform Group, one of our two most recent acquisitions, U.S. Traffic Corporation, performed below our expectations.

All of these factors impacted our financial performance in fiscal 2004. Net sales rose 31% to $150,290,000 compared with $114,310,000 for fiscal 2003. This increase in sales was primarily due to our two most recent acquisitions, U.S. Traffic Corporation and Peek Traffic Corporation, which together contributed $50.8 million in net sales for the year. Our operating loss for fiscal 2004 was $25,602,000 and our net loss was $17,027,000, or $1.99 per diluted share. These results for the year include non-cash asset impairment charges of $32,600,000, which was $21,266,000 net of income tax benefits, or $2.48 per diluted share, as well as an income tax benefit of $1,249,000, or $0.14 per diluted share, relating to the favorable settlement of a tax audit. Excluding these items, the Company would have reported an operating profit for fiscal 2004 of $6,998,000 and net income of $2,990,000, or $0.34 per diluted share. This compares with operating profit of $15,154,000 and net income of $9,472,000, or $1.17 per diluted share, for fiscal 2003.

It is unfortunate that in the year in which we made the most strategic progress we encountered such challenging conditions within our market. During the year, we acquired Peek Traffic Corporation, strengthening our competitive position in the traffic control industry. This acquisition, our seventh in nine years, broadened our line of traffic control products and provided products for new market segments, including red light enforcement and toll road monitoring. We believe no other company in our industry today offers such a complete and wide range of transportation safety solutions. We are now recognized in our market as the leading "one-stop shop" for the transportation safety industry.

With our acquisitions we are confident that we have ideally positioned ourselves for long-term profitability and growth, and we expect the new highway funding levels, when passed, will enable us to resume our profit trend of prior years.

BUILDING THE ONE-STOP SHOP FOR TRANSPORTATION SAFETY PRODUCTS

Over the past year and a half, we completed the two largest acquisitions in our Company's history: U.S. Traffic Corporation in May 2003 and Peek Traffic Corporation in December 2003. Both acquisitions were strategically significant. They expanded our overall safety market to include the traffic control industry, propelled us into the municipal and county markets where previously we had not had a major presence, brought the size of our Inform Group up to critical mass, enhanced our opportunity for improvements in overall manufacturing efficiency and lessened our dependence on federal highway funding. Both companies also contributed some very exciting, innovative products to our one-stop shop of transportation safety solutions, including red light and speed enforcement systems, a battery backup product that keeps intersection signals operating during a power interruption and highly accurate in-pavement vehicle verification counters for toll applications.

In fiscal 2004, Peek Traffic exceeded our expectations; U.S. Traffic did not. During the year we gave U.S. Traffic our highest priority and worked hard to identify and implement solutions to improve its performance. We continued with our plan to integrate Peek Traffic and U.S. Traffic by combining the sales, marketing and distribution operations of both companies under one name, Quixote Traffic Corporation, and under a combined new management team. We also undertook steps to reduce operational costs. These steps included rationalizing product offerings, outsourcing non-critical component parts and better focusing our manufacturing facilities to achieve greater synergies. We believe all of these efforts, which are continuing, will improve operating efficiencies and lead to positive contributions to our long-term profitability.

In our industry, the Quixote family of companies has become a recognized force. We are capitalizing on that name recognition by organizing all of our sales, marketing and distribution operations for the first time under the *"Quixote"* name. *Quixote Transportation Safety, Inc.* is the sales, marketing and distribution arm for our Protect and Direct Group of products manufactured by Energy Absorption Systems, Inc. Within our Inform Group, *Quixote Traffic Corporation* is the sales, marketing and distribution arm for our traffic control companies, Peek Traffic and U.S. Traffic, and *Quixote Transportation Technologies*, Inc. unifies the operations of our sensor and engineered systems businesses, Highway Information Systems, Inc., Nu-Metrics, Inc. and Surface Systems, Inc. Together, the Quixote family of companies offers the transportation industry the convenience of one source for every safety need.

THE ROAD AHEAD

We are the largest company with a single focus on transportation safety. We believe no other company has the variety and number of safety products that we have for roads, rail crossings, runways, intersections, bridges, tunnels and work zones. As you read this year's annual report, you will see that we truly are everywhere people travel.

An important driver for our long-term growth will be the reauthorization of the federal highway bill. Expectations are that a six-year bill may be passed sometime in 2004. As I write this letter, the House and Senate versions range from $275 billion to $318 billion and the President has indicated a preference for a bill in the area of $260 billion. Whatever the final amount within this range, it will be an increase over the $218 billion in the last bill. In addition, the bill has safety as its number one priority, and there are indications that the amount of funds earmarked for safety will be larger than prior bills. Several specific initiatives, if adopted, have direct applications for our current products. The House version of the highway bill, for example, contains provisions for a Congestion Relief Program that supports high occupancy vehicle lanes and tolling. Such projects would benefit from accurate vehicle counts and speed data using products that we now offer commercially.

We are confident when the new six-year bill is signed that we have positioned Quixote to capitalize on the anticipated upturn in transportation spending and for long-term growth. Intelligent transportation systems (ITS) continue to evolve from primarily evaluation and research projects to integral parts of effective traffic management programs. We are seeing an increasing number of transportation departments issue bids for ITS products, recognizing the benefits of the newer technologies that we offer to combat congestion, improve traffic flow and thereby reduce the number of crashes.

Internationally, we are seeing more and more countries with an interest in making their roads safer and we expect our international sales to continue to grow as new markets open up and current customers increase their orders. In April 2004 the World Health Organization issued a report identifying traffic injuries as a major public health crisis. According to the report, 1.2 million people die on the world's roads annually and 20 to 50 million are injured. Road deaths could increase over the next fifteen years to become the third cause of premature death and disability worldwide. This is not a future that we have to accept. Traffic deaths and injuries are preventable and we are working hard to increase awareness about the benefits of our safety products throughout the world. It is especially gratifying to see many of our core crash cushion products enjoy increasing acceptance overseas. Sales of our water-filled Triton Barrier® in Australia remain exceptionally strong and this past year we saw the first installations of our QuadGuard® CEN crash cushion in Austria, Italy, Sweden and the United Kingdom.

In closing, we thank our employees for their hard work and dedication especially in a challenging year. We believe we have the best team of talented and committed people in our industry. We also want to thank our shareholders for their continued confidence and support. This is an exciting time for our Company as we expand our leadership position in the transportation market, and we continue to see many opportunities to grow our Company and increase shareholder value. Most importantly, we stand committed to fulfilling our mission of making the world a safer place to travel now and for future generations.



Leslie J. Jezuit
Chairman and Chief
Executive Officer


INTERSECTIONS


INTERSTATES


TUNNELS


BRIDGES


RAILROADS


RUNWAYS


PEDESTRIAN ZONES


WORK ZONES

Chances are that if you travel for any length of time in the United States or in any of more than sixty countries worldwide, you will see one or more of our transportation safety products. From highway crash cushions, traffic signals and message signs to highly sophisticated intelligent transportation systems, our products are everywhere people travel – protecting, directing and informing.

Some of our products aren't visible, but still play important roles in managing traffic for safe travel. Our in-ground wireless sensors are installed on many miles of road, recording vehicle counts, traffic speeds, road surface temperatures and roadway conditions. Every day, our staff of professional meteorologists uses data from our Road/Runway Weather Information Systems to provide weather forecasting services to subscribers. With this kind of real-time information, government agencies responsible for traffic management can act swiftly to manage congestion, monitor work zones, treat road surfaces with anti-icing materials before ice forms, warn about hazardous conditions and perform many other critical tasks that reduce congestion and the number and severity of accidents on traveled roads.



Quixote's comprehensive and advanced line of information collection and management technologies are used by transportation control centers to monitor and manage traffic.

INTERSTATES AND ROADWAYS

Thirty-five years ago, Quixote Corporation pioneered the concept of life-saving highway safety products. Today, we remain the leader in the transportation safety market that we created. Our first and core product line of patented energy-absorbing crash cushions are a familiar sight in front of fixed roadway objects such as lane dividers, concrete abutments and pillars and include permanent installations as well as our familiar sand-filled yellow barrels. Other crash cushions, called truck-mounted attenuators or TMA's, attach to the rear of work trucks and other slow-moving vehicles to protect both motorists and workers in case of an impact.

Over the years our engineers have designed crash cushions to protect motorists from almost every type of roadway hazard and can design them to fit site-specific measurements and considerations. Many of our crash cushion products have been developed or refined to meet the changing conditions on our roads, as well as changes in vehicle designs and higher speed limits. In response to concerns about highway worker safety, we developed a line of reusable crash cushions for high risk areas. These crash cushions can withstand multiple hits from vehicles, reducing repair time and needing little or no maintenance between impacts.



A QuadGuard® crash cushion installation at a toll booth plaza provides crashworthy protection.

In response to higher speed limits, we designed a line of crash cushions for high-speed impacts up to 70 miles per hour.

In addition to our crash cushion products, we have a number of products that provide critical information to motorists on interstates and other roadways. Our mobile IntelliZone® System combines sensors, message signs and computers to alert motorists about icy road conditions, snow chain advisories, high wind warnings, and flood and fog alerts. Most recently, we developed and deployed an Emergency Turnaround Warning System. The System uses wireless in-ground sensors that can detect the magnetic signature of emergency vehicles. The System then activates flashing beacons mounted on signs to alert motorists that an emergency vehicle is making a U-turn in front of them.

We are the leading provider of highway advisory radio ("HAR") systems. These systems, in conjunction with flashing lights and message signs, alert drivers to tune into a dedicated AM radio station which offers live or prerecorded information about traffic conditions. HAR continues to be widely used by traffic authorities, not only to give daily traffic information to motorists, but also in emergency situations. In fiscal 2004, we introduced the AlertMax™ System, which combines a HAR and variable message sign on one moveable trailer. Internationally, we delivered key components of our first low-powered FM HAR system in Australia.

We manufacture a broad range of guide posts and channelizers that direct vehicles and keep roadways incident-free. Our line of patented two-piece flexible guide posts are able to return to their upright positions even after multiple impacts. This product has many applications for roadways, on-off ramps, curves and high-impact areas.

Another product, the glare screen, is installed on top of median barriers to block headlights from opposing traffic while still permitting a cross lane view of traffic. Our glare screens are reusable and with their modular design, are suitable for both permanent and temporary applications.

Our large permanently-mounted and variable message signs give up-to-date information regarding lane closures, travel delays and road construction. These types of signs are also an important component of the nationwide Amber Alert Program designed to alert motorists when a child abduction has occurred.

Our newest acquisition, Peek Traffic Corporation, added a new product to our line of data collection products for use on roadways. The SmartToll™ modular toll data collection system is able to count the axles of vehicles and then classify the type of vehicle for toll or other fee calculations. With this data, authorities can make sure the proper toll amount is collected. We expect increasing sales of this product with the anticipated increase in automated lanes for existing toll roads and the replacement of older technologies that can't achieve the same level of accuracy.

INTERSECTIONS

Our two newest acquisitions, U.S. Traffic Corporation (May 2003) and Peek Traffic Corporation (December 2003), gave us a solid presence in the intersection traffic control market. With these acquisitions, our one-stop shop of safety products now includes traffic signals, controllers and video and traditional loop detectors; advanced traffic management systems; data collection and classification products; and automated traffic enforcement solutions.

Everyone is familiar with the traditional traffic and pedestrian signals at intersections, but most travelers do not realize the complexity of a signal installation. Many components such as controllers, detectors and monitors, are not visible, but are integral to the operation of the signals. Controllers switch the signal displays. Some controllers simply operate on timers; others change in response to variations in the volume and speed of traffic through the use of specialized detectors. Detectors vary from in-ground loops that sense when a vehicle is present to those placed on signal poles using the latest advances in machine-vision technology. Control monitors detect conflicting signals and other abnormal conditions, such as two diametrically opposite red



The SafeStreet™ automated red light enforcement system photographs red light violations and transmits the data to processing centers for review and issuance of citations.

lights. If such a problem is detected, the monitor places the intersection in a controlled mode (such as flashing signals) and can alert municipal authorities of the condition. Our traffic control businesses offer a full range of traffic signal controllers, detectors and monitors.

Important as they are to orderly traffic flow, traffic signals do not ensure safety. Intersections remain one of the deadliest and most dangerous areas of travel for motorists, pedestrians, and bicyclists. According to FHWA statistics, over 40% of all reported crashes are at intersections. In 2000, for example, approximately 8,500 fatalities and almost 1 million crashes with injuries happened at intersections.

Many of these crashes are due to red light running incidents. Every year approximately 200,000 accidents and 900 deaths are caused by red light running. To address this major safety problem, we offer a red light enforcement system incorporating sophisticated technologies. Using a Doppler radar system to track vehicles entering an intersection, the system's high resolution digital cameras photograph possible traffic violations. These violations are then reviewed by trained personnel. If a violation is determined to have occurred, a citation is issued. Sample data from red light enforcement programs have shown not only a dramatic reduction in accidents, but also in the severity of crashes at intersections where cameras are located.

Power outages and blackouts wreak havoc at intersections. Our traffic control companies offer one of the most advanced and reliable uninterruptible power supply ("UPS") battery backup systems on the market today for traffic signals. This product keeps intersection signals operating during a power interruption in either flash or normal mode. Cities and local communities are recognizing the value of our UPS system as power outages become increasingly common. We delivered 80 units to the City of San Francisco in fiscal 2004 and the City plans to equip an additional 420 intersections over the next two years.

WORK ZONES

Roadwork is a never-ending process. It is difficult to drive for any length of time without encountering a work zone. During prime summer construction months, approximately 20% of the National Highway System is under construction. Unfortunately, work zones are dangerous: more than 40,000 people are injured each year in work zone crashes.

Our work zone products are designed to bring increasingly higher levels of safety into work zones. Our products range from temporary crash cushions to total system solutions that provide advance usable information to motorists about the delays and hazards they are about to encounter.

Our IntelliZone® System is one of the systems that provides advance real-time information to motorists regarding traffic conditions ahead. A basic System consists of sensors, a computer and portable changeable message signs and can be configured or expanded to meet the needs of a particular work site. The System's roadside computer collects sensor data, makes decisions regarding what message to display and automatically updates the changeable message signs or highway advisory radio systems with up-to-date messages about the traffic condition. Recently, we deployed a System for a 23-mile long work zone that consisted of 13 changeable message signs and 12 sensors. Departments of Transportation can easily interrogate the System, access the information gathered by it and then transmit the information to websites targeted for the public.

The benefits of real-time information to travelers can be significant. A recent deployment of our IntelliZone System was used to notify motorists of a dangerous hydroplaning situation during heavy rainstorms at a bridge replacement project. Seventy-three incidents had occurred prior to installation; during the seven months that the IntelliZone System was deployed, the number of incidents was reduced by 21%. This project received the "Excellence in Achievement" Award by the American Road and Transportation Builders Association and also won the "Safety Award" by the International Road Federation of Geneva.

One of our most popular work zone products is the truck-mounted attenuator or TMA that attaches to the rear of work vehicles, absorbing the impact from rear-end collisions. This allows the impacting vehicles to be brought to a controlled stop and prevents the work vehicle from being pushed into traffic or into road workers in front of it. The safety benefits of TMA's are now so widely accepted that most states require their use on interstate projects. We have introduced a number of enhancements to this product over the years. An innovative tilt feature folds the system's two cartridges at the center, with each cartridge literally stacked on top of the other. This feature allows for compact storage as well as less wind resistance when traveling at higher speeds to reach work areas, improving gas mileage. This past fiscal year we introduced a unique "Quick-Mount" system that allows a TMA to be attached or removed in under 10 minutes by one person.

Another popular work-zone product is our Triton Barrier® with a plastic shell that can be filled with water at a work site, enhancing its crashworthiness. When the water is removed, the Triton Barrier can be easily moved to and between work zones. This product is increasingly popular overseas, especially in Australia due to favorable new government regulations.

RUNWAYS AND RAILROADS

Our Surface Systems, Inc. business has been the industry leader for over 30 years in providing Road/Runway Weather Information Systems (RWIS) to transportation agencies, including airports. RWIS incorporate in-ground sensors that measure pavement temperature and above-ground atmospheric sensors with highly accurate weather information collection capabilities. RWIS data enables airport maintenance staff to make educated decisions resulting in fewer runway closures, shorter flight delays and safer airports.



The StopGate® roadway safety barrier prevents motorists from driving around or through the System's lowered arm at railroad crossings.

The SSI Weather Center is the first meteorological center dedicated to providing pavement specific weather forecasting information. The Center provides weather forecasting and decision support for many of the Class 1 airports in North America. Our meteorologists use RWIS data, National Weather Service computer models and SSI's own proprietary pavement temperature model to produce extremely accurate forecasts. Our Weather Center is staffed on a 24-hour basis, every day of the year to support our customers.

We have expanded the application of our products into the railroad market to address the unique safety concerns of that transportation sector. According to the Federal Railroad Administration, the United States has more than 250,000 intersections where a roadway crosses railroad tracks at the same level or "grade". Roughly 300 to 400 deaths occur annually at grade crossings, an average of one person a day. Since 2000, more than twice as many people have been killed at grade crossings as have died in commercial plane crashes. Incredibly, approximately one-half of the 3,000 accidents at crossings happen at crossings where gates, lights or bells are installed and working. All too often motorists take chances and drive around lowered gates, ignore flashing lights and proceed through red lights, with tragic results.

One of our newer products, the StopGate® roadway safety barrier addresses this serious safety concern at grade crossings. Unlike traditional railroad cross gates, the StopGate product spans several lanes and is a positive barrier that prevents vehicles from passing around or through the gate arm once it is lowered. The StopGate is capable of stopping a 4400-pound pick-up truck traveling head-on at 43 mph into the lowered gate in as little as 13 feet.

BRIDGES AND TUNNELS

Bridges and tunnels are unique roadway environments that require special safety precautions and unique communication tools. Bridges present a wintertime hazard because they are the first surface to freeze, frequently taking by surprise even the most experienced driver. Often, in rapidly changing winter conditions, state maintenance trucks cannot respond in time to prevent dangerous icing conditions. Our FreezeFree® Anti-Icing System is an automatic, computer-controlled anti-icing system that sprays anti-icing liquids before ice forms. Using highly sophisticated sensors that monitor pavement conditions and temperatures, the System can virtually predict when ice will form and automatically dispense chemicals before icing occurs.

In fiscal 2004, a project designed for the Marine Parkway, Cross Bay and Henry Hudson bridges in New York was awarded the 2004 New York ITS Project of the Year in the category of Safety and Warning Systems. The project consisted of the design, installation and integration of our RWIS to predict roadway surface conditions and to report weather and traffic conditions on the bridges. The System integrates pavement and atmospheric sensors, computers and weather data. Department of Transportation workers use the System to distribute anti-icing materials and to alert motorists about conditions, improving the safety at these locations by reducing the number of accidents and relieving congestion.

Other engineered systems have been used at tunnels with similar success. Systems are installed near the entrances to tunnels, using wireless traffic sensors to monitor multiple lanes of traffic. The systems can activate variable message signs at the entrance to the tunnels to warn motorists of traffic conditions inside the tunnels.

Our NuArt specialty lighting products, acquired in connection with our acquisition of U.S. Traffic Corporation last year, include heavy duty tunnel fixtures, underpass roadway lights and pedestrian tunnel fixtures. Our lighting has been installed in the Boston Tunnel project and as the fiscal year ended, we won an important lighting project in Colorado that calls for installation of over 3,800 lights in the Eisenhower Tunnel.



QUIXOTE CORPORATION BOARD OF DIRECTORS

From left to right, standing: James H. DeVries, Daniel P. Gorey, Lawrence C. McQuade and Leslie J. Jezuit.
Seated: Robert D. van Roijen, Jr., and William G. Fowler.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

Quixote Corporation (the Company) and its subsidiaries develop, manufacture and market highway and transportation safety products to protect, direct and inform motorists, pedestrians and road workers in both domestic and international markets. The Company's operations are comprised of two reportable segments within the highway and transportation safety industry, concentrating on safety problems and designing products to provide transportation safety solutions. The Company's two reportable segments are – the manufacture and sale of highway and transportation safety products which "Protect and Direct", and the manufacture and sale of products and services which "Inform" that are often referred to as Intelligent Transportation Systems (ITS) products. The Company's Protect and Direct segment provides solutions for improving safety on the roads either by minimizing the severity of crashes that occur or by preventing crashes from occurring by directing or guiding traffic. The primary product lines within the Protect and Direct segment include energy-absorbing products such as crash cushions, truck-mounted attenuators, sand-filled barrels and water-filled barriers, and directing and guiding products such as flexible post delineators and glare screen systems. The Company's Inform segment provides solutions for improving traffic flow and safety on roads and runways by providing information. The primary product lines within the Inform segment include intelligent intersection control systems, automated enforcement systems, video detection systems, mobile and permanent variable message signs, advanced sensing products which measure distance, count and classify vehicles, and sense weather conditions, computerized highway advisory radio transmitting systems, automated red light enforcement systems, and other transportation equipment.

The Company's products are sold by both a direct sales force and a distribution network to customers in the highway construction and safety business, state departments of transportation, county and local governments and other governmental transportation agencies. The domestic market for highway and transportation safety products is directly affected by federal, state and local governmental policies. A portion of the Company's sales is ultimately financed by funds provided to the states by the federal government. Historically, these funds have covered 75% to 90% of the cost of highway safety projects on roads constructed or maintained with federal assistance. The Company's business is seasonal with a higher level of sales and earnings in the Company's fourth fiscal quarter.

RESULTS OF OPERATIONS

The results for 2004 were below the Company's expectations, largely as a result of the prolonged delay in the passage of new federal highway funding legislation and state budgetary constraints. Please refer to FUTURE OUTLOOK for further information. In addition, sales volumes at U.S. Traffic Corporation (UST), acquired in May 2003, were significantly lower than expected, which resulted in operating losses, during the second half of 2004. The Company believes this is due in part to the absence of new large contracts related to ongoing state and municipal budgetary issues. The Company is continuing to identify and implement solutions that may improve the performance of UST. This includes integrating the acquisitions of UST and Peek Traffic, acquired in December 2003. During fiscal 2004, the Company integrated the sales, marketing and distribution operations of Peek Traffic and UST under one name, Quixote Traffic Corporation, with both companies operating under a combined management team. See FUTURE OUTLOOK for further information.

As a result of a review in the fourth quarter of fiscal 2004, the Company determined that the carrying amounts of certain long-lived assets were no longer recoverable based on estimated future operating cash flows to be generated by those assets. The Company recorded non-cash asset impairment charges in the Inform segment of $32,600,000, which was $21,266,000, net of income tax benefits, or $2.48 per diluted share.

The following table sets forth selected key operating statistics relating to the Company's financial results:

	For the Years Ended June 30		
(Dollar amounts in thousands, except per share data)	2004	2003	2002
Revenues by Segment:			
Protect and Direct	$ 73,282	$ 77,243	$ 67,225
Inform	77,008	37,067	22,469
	$ 150,290	$ 114,310	$ 89,694
Geographic Revenues:			
Domestic	$ 136,041	$ 100,765	$ 81,098
International	14,249	13,545	8,596
	$ 150,290	$ 114,310	$ 89,694
Operating Income by Segment:			
Protect and Direct	$ 15,904	$ 18,846	$ 14,755
Inform	(33,613)[1]	3,151	367
Unallocated Corporate	(7,893)	(6,843)	(5,633)
	$ (25,602)	$ 15,154	$ 9,489
Gross profit percentage	31.5%	40.5%	40.1%
Selling and administrative expenses as a percentage of sales	24.4%	25.1%	26.7%
Diluted earnings (loss) per share	$ (1.99)	$ 1.17	$ .84

(1) Includes $32,600 in non-cash asset impairment charges.

REVENUES

The Company's net sales for fiscal 2004 increased $35,980,000, or 31%, to $150,290,000 from $114,310,000 for fiscal 2003. This was primarily due to the acquisitions of UST in May 2003 and Peek Traffic in December 2003, which contributed $50,753,000 of net sales in fiscal 2004. Excluding these acquisitions, net sales decreased by $8,795,000, or 8%, due to decreases in sales across both its Protect and Direct and Inform segments in fiscal 2004.

The Company's net sales for fiscal 2003 increased 27% to $114,310,000 from $89,694,000 for 2002 due to organic sales growth for both segments as well as sales growth from the acquisition of UST. Excluding acquisitions, sales for 2003 increased 20% as sales for 2002 were unusually low as the Company believes it was affected by both generally weak economic conditions and state budgetary positions.

Protect and Direct Net sales for the Company's Protect and Direct segment for fiscal 2004 decreased 5% to $73,282,000 from $77,243,000 for fiscal 2003. The Company believes the decrease in sales is due to state budgetary constraints and transportation funding uncertainties caused by the delay in the passage of the new federal highway funding bill. Decreased sales of permanent crash cushions, truck-mounted attenuator (TMA) products, and barrels were partially offset by increased sales of parts. Sales of permanent crash cushions decreased 9%, sales of TMA products decreased 17%, and sales of parts increased 17%.

Sales for the Protect and Direct segment for fiscal 2003 increased 15% to $77,243,000 from $67,225,000 for fiscal 2002. Sales increased across the Company's Protect and Direct product lines with the exception of sales of parts, sand-filled barrels and the FreezeFree™ anti-icing system. Sales of TMA products increased 66% and sales of permanent crash cushions increased 19%.

Inform Net sales for the Company's Inform segment for fiscal 2004 increased $39,941,000 to $77,008,000 from $37,067,000 for fiscal 2003. This was primarily due to the acquisitions of UST and Peek Traffic, which added $50,753,000 in net sales for 2004. Excluding the two recent acquisitions, net sales for the Inform segment decreased $4,834,000, or 16%, due to lower sales of advanced sensing equipment and weather systems. Sales for fiscal 2003 included two particularly large contracts totaling $4,048,000 for weather and traffic sensing stations to Ohio and variable message signs to California. UST has been affected by ongoing state and municipal budgetary issues, which has resulted in depressed order flows and sales levels significantly lower than planned.

Sales for the Inform segment for fiscal 2003 increased 65% to $37,067,000 from $22,469,000 for fiscal 2002 primarily due to the acquisition of UST in May 2003 and Surface Systems, Inc. (SSI) in August 2001. These two acquisitions added $6,891,000 in sales for fiscal 2003 not comparable to the prior year. Excluding these acquisitions, sales for this segment increased 34% due to higher sales across the Company's Inform product lines. The growth in sales of advanced sensing systems and variable message signs was due to shipments of two large contracts, including $2,800,000 in Ohio to supply weather and traffic sensing systems and $1,248,000 in variable message signs and arrowboards in California.

Geographic International sales for fiscal 2004 increased by $704,000, or 5%, to $14,249,000 compared to $13,545,000 for last year. The acquisitions of UST and Peek Traffic contributed $1,194,000 in international net sales for fiscal 2004. Domestic sales for fiscal 2004 increased 35% to $136,041,000 from $100,765,000. The acquisitions of UST and Peek Traffic contributed $49,558,000 in domestic net sales in fiscal 2004 offset by decreased domestic sales, excluding acquisitions, for both segments.

For fiscal 2003, the Company's increase in sales was helped by strong international sales which increased $4,949,000 or 58% to $13,545,000 in 2003 compared to $8,596,000 for 2002. Of the increase, $1,193,000 was due to an increase in sales of the Triton Barrier® product in Australia related to new legislation passed in Australia requiring positive protection for all highway work zones. Domestic sales increased 24% in fiscal 2003 due principally to the acquisition of UST. Excluding acquisitions, domestic sales for 2003 increased 16% over the prior year due to the sales increases across both segments mentioned earlier.

GROSS PROFIT MARGIN

The Company's gross profit margin for fiscal 2004 was 31.5% compared to 40.5% for fiscal 2003 due principally to lower gross profit margins at UST and Peek Traffic. The gross profit margin for the Protect and Direct segment decreased somewhat due to volume inefficiencies associated with the lower level of sales offset by a positive change in product sales mix with decreased sales of the lower margin TMA product line. The gross profit margin for the Inform segment decreased primarily due to low gross profit margins at UST and Peek Traffic as those gross profit margins are less than the segment's historical gross profit margin. In addition, the gross profit margin at UST was lower than planned due to decreased sales volumes. Excluding UST and Peek Traffic results, the gross profit margin for the Inform segment was slightly lower than fiscal 2003 primarily due to volume inefficiencies associated with the lower level of sales.

The gross profit margin for fiscal 2003 was 40.5% compared to 40.1% for 2002. The modest increase in gross profit margin was due to an increase in gross profit margin for the Protect and Direct segment partially offset by a decrease in the gross profit margin for the Inform segment. The increase in the gross profit margin for the

Protect and Direct segment was due to volume efficiencies associated with the higher level of sales offset by an adverse change in product sales mix with higher sales of the lower margin TMA product line. The decrease in the gross profit margin for the Inform segment was primarily due to an adverse change in product sales mix with increased sales of lower margin large contract shipments. Also contributing to the decline in gross profit margin for the Inform segment was the impact of the acquisitions of UST and SSI as those gross profit margins are lower than the segment's historical gross profit margin.

SELLING AND ADMINISTRATIVE EXPENSES

Selling and Administrative expenses increased $7,970,000, or 28%, to $36,700,000 from $28,730,000 for fiscal 2003 due to the inclusion of UST and Peek Traffic which added $8,689,000 for fiscal 2004, not comparable to fiscal 2003. Excluding UST and Peek Traffic results, selling and administrative expenses decreased 3% in fiscal 2004 primarily related to decreased selling expenses due to lower sales volume in the Protect and Direct and Inform segments. Selling and administrative expenses decreased as a percentage of sales to 24.4% for fiscal 2004 compared to 25.1% for 2003 as UST and Peek Traffic have lower selling and administrative expenses as a percentage of sales than the Company's historical percentage.

Selling and administrative expenses for 2003 increased 20%, or $4,755,000, to $28,730,000 from $23,975,000 for 2002. The increase was due to the increase in sales and to the inclusion of selling and administrative expenses from UST and SSI which added approximately $1,452,000 in expenses for 2003. Selling and administrative expenses decreased as a percentage of sales to 25.1% of sales for 2003 from 26.7% of sales for 2002. This decrease in the percentage of sales was due to the fixed component of many of the Company's expenses. Also contributing to the decrease in percentage was the acquisition of UST with lower selling and administrative expenses as a percentage of sales than the Company's historical percentage.

ASSET IMPAIRMENT CHARGES

The prolonged delay in the passage of new federal highway funding legislation as well as ongoing state and municipal budget issues have had a significant negative impact on the Company as a whole. In addition, UST operating results have been much lower than expected, although the Company is currently pursuing the integration of UST and Peek Traffic in order to improve profitability. As a result of these factors and the Company's impairment review in the fourth quarter of fiscal 2004, the Company determined that the carrying amounts of certain long-lived assets were no longer recoverable based on estimated future operating cash flows to be generated by those assets, which were lower than previously projected. The Company recorded asset impairment charges in the Inform segment of $32,600,000, or $21,266,000, net of income tax benefits, or $2.48 per diluted share. The charges included $26,009,000 for goodwill relating to UST, SSI and Nu-Metrics, $4,182,000 for intangible assets and $2,409,000 for fixed assets.

RESEARCH AND DEVELOPMENT

Research and development expenditures were $3,605,000 for fiscal 2004 compared to $2,356,000 for fiscal 2003. The increase of $1,249,000 was due primarily to the inclusion of research and development expenditures for UST and Peek Traffic. The Company continued to invest in development projects for new applications as well as upgrades and modifications to existing products.

Research and development expenditures were $2,356,000 for 2003 compared to $2,468,000 for 2002. The expenditures in 2003 included enhancements to the Company's existing line of FreezeFree® anti-icing systems, TMA products and the Triton Barrier® product. The Company also successfully tested its QuadGuard® CEN family of crash cushions under European standards at speeds of 80, 100 and 110 km/h and at all hazard widths.

OPERATING PROFIT

The operating loss was $25,602,000 for fiscal 2004, including the asset impairment charges of $32,600,000, compared to operating profit of $15,154,000 for fiscal 2003. Operating profit for the Protect and Direct segment decreased $2,942,000 to $15,904,000 for fiscal 2004 from $18,846,000 for fiscal 2003. The operating loss for the Inform segment was $33,613,000, including the asset impairment charges of $32,600,000, compared to operating profit of $3,151,000 for fiscal 2003.

Operating profit increased 60% to $15,154,000 in 2003 from $9,489,000 for 2002. Operating profit for the Protect and Direct segment increased $4,091,000 to $18,846,000 for fiscal 2003 from $14,755,000 for fiscal 2002. Operating profit for the Inform segment increased $2,784,000 to $3,151,000 for fiscal 2003 from $367,000 for fiscal 2002.

INTEREST EXPENSE

Interest expense for fiscal 2004 increased to $2,144,000 from $906,000 last year. The increase was due to the higher level of average long-term debt since the acquisitions of UST in May 2003 and Peek Traffic in December 2003. The interest rate on the Company's collateralized credit agreement is based on prime or LIBOR and a fixed rate, plus a margin. The weighted average rate was 3.7% as of June 30, 2004 compared to a weighted average rate of 2.8% as of June 30, 2003. The Company expects interest rates to increase during fiscal 2005 to an estimated average rate of 6%.

Interest expense was $906,000 for 2003 compared to $1,184,000 for 2002. Interest expense decreased due to the lower average level of long-term debt outstanding and to lower interest rates for 2003.

OTHER EXPENSE

The Company recorded a loss on disposal of fixed assets of $212,000 in fiscal 2004 in connection with the relocation of the Company's Chicago office.

PROVISION FOR INCOME TAXES

The income tax benefit for fiscal 2004 was $10,901,000. This includes $11,334,000 relating to the asset impairment charges recorded in the fourth quarter and a $1,249,000 income tax benefit related to the favorable settlement of a tax audit recorded during the third quarter. Excluding the impact of these benefits, income taxes reflect a 36% effective tax rate. The Company expects to provide for income taxes at a rate of 38% for fiscal 2005, primarily due to higher state taxes.

The Company's effective income tax rate for 2003 was 34% compared to an effective income tax rate of 36% for 2002. The decrease in the effective rate was due in part to the continued expected utilization of certain tax planning strategies.

NET EARNINGS (LOSS)

The net loss for fiscal 2004 was $17,027,000, or $1.99 per diluted share, compared to net earnings of $9,472,000, or $1.17 per diluted share, for 2003. Included in the net loss for fiscal 2004 are the asset impairment charges of $21,266,000, net of taxes, or $2.48 per diluted share.

Earnings from continuing operations for 2003 were $9,472,000, or $1.17 per diluted share, compared to $5,897,000, or $0.73 per diluted share, for 2002. Net earnings were $9,472,000, or $1.17 per diluted share, for the year compared to $6,824,000, or $0.84 per diluted share, for 2002. Net earnings for 2002 included a gain from discontinued operations of $927,000, or $0.11 per diluted share, which was net of income tax provisions of $521,000.

FINANCIAL CONDITION

LIQUIDITY AND CAPITAL RESOURCES

The Company's principal sources of funds historically have been cash flows from operations and borrowings from banks. The Company had cash and cash equivalents of $2,389,000 as of June 30, 2004 and access to additional funds under a bank credit agreement which currently expires as of May 16, 2006. The Company believes that this credit agreement is an important source of liquidity. The credit agreement provides for a $38 million revolving credit facility and a term loan agreement with $17 million outstanding at June 30, 2004. Principal on the term loan is payable quarterly in installments of $750,000, plus interest. The agreement contains both fixed and floating interest rate options, at the prime rate or LIBOR rate, plus a margin. The credit agreement also contains affirmative and negative covenants including requirements that the Company meet certain consolidated financial criteria, including minimum levels of consolidated net worth, EBITDA (as defined in the agreement) and capital expenditures. Dividend payments are limited by a maximum amount outstanding against the revolving credit facility of $33 million, minus the amount of such dividend payment. The covenants also limit the incurrence of additional indebtedness, acquisitions, liens and encumbrances and other matters customarily restricted in such agreements. The agreement may be renewed one additional year on each anniversary date upon mutual consent of the Company and the banks.

Effective June 30, 2004 and during September 2004, the Company entered into two amendments to the credit agreement, modifying certain covenants, pledging the Company's assets as collateral and reducing the maximum amount of availability under the revolving credit facility to $38 million to avoid the occurrence of events of default relating to certain covenants and financial ratios. The Company is currently in compliance with its debt covenants as of June 30, 2004. However, the Company's ability to remain in compliance in the future is dependent upon the Company's future performance and may be affected in part by events beyond its control, including the prolonged delay in the passage of new federal highway legislation. While the Company currently expects to be in compliance with the current agreement as amended, there can be no assurance that the Company will generate sufficient earnings and cash flows to remain in compliance or that it will be able to obtain future amendments to the agreement, if necessary, to avoid a default. In the event of a default, the lenders could elect to declare all amounts borrowed under the agreement, $44 million as of June 30, 2004, to be due and currently payable and the Company would negotiate a new credit agreement. However, there can be no assurance that the Company would be able to obtain a new credit agreement with satisfactory terms and conditions within an acceptable time period.

The Company's outstanding borrowings were $50,407,000, or 44% of total capitalization, as of June 30, 2004, of which $44,000,000 was outstanding related to the bank credit facility. This compares to $43,817,000, or 37% of total capitalization, as of June 30, 2003. The increase primarily relates to the acquisition of Peek Traffic in December 2003 for which the Company borrowed $11,000,000 against the revolving credit facility.

CASH FLOWS

Cash flows provided by operations were $8,676,000 during fiscal 2004. This compares with $16,156,000 in fiscal 2003 and $12,670,000 in fiscal 2002. In each of the past three years, cash flow from operations was primarily derived from earnings before non-cash expenses such as depreciation, amortization and asset impairment charges. The decrease in cash generated from operating activities in fiscal 2004 reflects increased working capital, in particular, an investment in working capital at UST through the payment of accounts payable and accrued expenses in the first few months after the acquisition in May 2003. However, working capital decreased through reductions in accounts receivable and inventory in fiscal 2004 due to the decreased level of sales.

Investing activities used cash of $15,943,000 during fiscal 2004, compared to $22,660,000 in fiscal 2003 and $18,230,000 in fiscal 2002. Expenditures during fiscal 2004 included $11,263,000 for the purchase of Peek Traffic in December 2003 and $4,638,000 for capital expenditures.

Financing activities provided cash of $5,910,000 during fiscal 2004, compared to $8,422,000 in fiscal 2003 and $3,196,000 in fiscal 2002. The majority of the cash provided through financing activities in all three years was used to acquire businesses. During fiscal 2004, the Company borrowed a net $10,500,000 against its outstanding revolving credit facility primarily for the acquisition of Peek Traffic. The Company also paid $3,000,000 in quarterly payments on the term loan due in connection with the acquisition of UST and $910,000 on other notes payable. The Company received cash of $2,147,000 from the exercise of common stock options. The payment of the Company's semi-annual cash dividend used cash of $2,827,000. The Company has paid a semi-annual dividend since 1993 and plans to continue to do so. However, payment of the semi-annual dividend is subject to limitations in the Company's credit agreement.

For 2005, the Company anticipates needing $3,500,000 in cash for capital expenditures. The Company may also need additional cash as it considers acquiring businesses that complement its existing operations. Also, the Company may require additional investments in working capital to maintain growth. The Company may also need additional funds to repurchase its own common stock from time to time. These expenditures will be financed either through the Company's cash on-hand, cash generated from its operations or from borrowings available under the Company's bank credit facility. The Company believes its existing cash, cash generated from operations and funds available under its existing credit facility are sufficient for all planned operating and capital requirements in the near term. If needed and available on favorable terms, the Company may also enter into other debt or equity financing arrangements.

OFF-BALANCE SHEET ARRANGEMENTS AND CONTRACTUAL OBLIGATIONS

The Company is subject to certain debt obligations, guarantees, commitments and contingent liabilities further described in the notes to the consolidated financial statements. The following table presents the Company's contractual obligations to make future payments under contracts, such as debt and lease agreements, as of June 30, 2004:

(Dollar amounts in thousands)	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Long-term debt (Note 8)	$ 50,407	$ 3,393	$ 6,892	$ 11,122	$ 29,000
Operating leases (Note 15)	17,828	3,763	5,743	3,057	5,265
Minimum royalty payments (Note 15)	2,613	513	600	600	900
Total	$ 70,848	$ 7,669	$ 13,235	$ 14,779	$ 35,165

FUTURE OUTLOOK

The Company has been affected by the general slowdown in U.S. highway safety construction spending for the Company's products. The Company believes this is due principally to the prolonged delay in the passage of new federal highway legislation as well as revenue shortfalls and budget constraints at the state level. The previous highway funding bill, TEA-21, expired in September 2003, but has been extended several times. The timing of the passage of the new highway legislation is uncertain. Until new legislation is passed, the transportation safety allotment in federal and state budgets will continue to be uncertain, and the Company believes this uncertainty will continue to negatively impact spending on the products and services offered by the Company. The Company believes that the passage of the new six-year reauthorization bill may occur by the end of calendar 2004, however, the Company does not anticipate realizing the benefit of the bill's passage until the later half of fiscal 2005.

The substandard sales volumes and operating losses at UST are expected to continue into the first half of fiscal 2005. The Company is developing a plan to rationalize portions of the UST and Peek Traffic operations which will include integrating product offerings, outsourcing non-critical component parts and focusing manufacturing facilities to obtain greater synergies. Although the Company is currently refining estimates related to the plan, the total projected annual savings could be several million dollars with costs estimated at approximately one million dollars. The full benefit of projected annual cost savings is not expected to be realized until fiscal 2006.

The Company experiences fluctuation in its gross profit margin from quarter to quarter primarily due to sales volume related to seasonality, variability in product mix and changes in the competitive environment. In addition, the Company has acquired complementary businesses over the past several years and, as part of its strategy, may continue to acquire complementary businesses. The gross profit margins of certain acquired product lines are lower than the Company's historical gross profit margin, which is adversely affecting the Company's gross profit margin. The Company is also experiencing rigorous competition in its variable message sign and weather sensing system product lines. The Company does not believe these trends will improve in the near future.

SIGNIFICANT ACCOUNTING POLICIES AND CRITICAL ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements. Management's estimates also affect the reported amounts of revenues and expenses during the reporting period. In addition, certain normal and recurring estimates are made including estimates in determining the allowance for doubtful accounts receivable, inventory valuation reserves, valuation allowance on deferred tax assets and health care liabilities. These estimates are made using management's best judgment given relevant factors and available data. Actual results could differ materially from those estimates. Note 2 to the Company's June 30, 2004 consolidated financial statements includes a summary of the significant accounting policies, methods and estimates used in the preparation of the Company's consolidated financial statements. There have been no material changes in accounting policies, methods and estimates used by management. In the opinion of management, the Company does not have any individual accounting policy or use any individual estimate that is critical to the preparation of its consolidated financial statements. In most instances, the Company must use an accounting policy or method because it is the only policy or method permitted under U.S. GAAP. The Company believes the following significant accounting policies and methods used by the Company are the most important to the presentation of the Company's financial statements:

Revenue Recognition Revenues, net of sales incentives, are recognized when either services have been rendered or both title and risk of loss of products have been transferred to unaffiliated customers. Additionally, the Company ensures that collection of the resulting receivable is probable, persuasive evidence that an arrangement exists, and the revenue is fixed or determinable. Provision for estimated uncollectible amounts is made based upon management's analysis of sales returns and bad debts.

Inventories Inventories are valued at the lower of cost (first-in, first-out method) or market. Actual costs are used to value raw materials and supplies. Standard costs, which approximate actual costs, are used to value finished goods and work-in-process. Standard costs include raw materials, direct labor and manufacturing overhead. Provision for potentially obsolete or slow-moving inventory is made based on management's analysis of inventory levels, ages and salability.

Long-Lived Assets Long-lived assets include such items as goodwill, patents, product rights, other intangible assets and property, plant and equipment. For purposes of evaluating the recoverability of long-lived assets, the Company assesses the possibility of obsolescence, demand, new technology, competition, and other pertinent economic factors and trends that may have an impact on the value or remaining lives of these assets.

Amortized long-lived assets (including amortized intangible assets and property, plant and equipment) held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable in relation to future undiscounted cash flows of underlying asset groups. The net carrying value of assets not recoverable is reduced to fair value. Fair values of amortized long-lived assets are determined based upon the performance of a third party fair value appraisal. Patents and other finite-lived intangible assets are amortized on a straight-line or systematic method over the life of the patent or intangible asset.

Goodwill and other indefinite-lived intangible assets are tested for impairment at least annually. The indefinite-lived intangible asset impairment test is performed by comparing the fair value of the intangible asset to its carrying value in a one-step analysis. If the fair value of the intangible asset is less than its carrying value, the intangible asset is written-down to its fair value. The goodwill impairment test is performed at the reporting unit level and is a two-step analysis. First, the fair value of the reporting unit is compared to its book value. If the fair value of the reporting unit is less than its book value, the Company performs a hypothetical purchase price allocation based on the reporting unit's fair value to determine the implied fair value of the reporting unit's goodwill. If the implied fair value of the goodwill is less than its carrying value, the goodwill is written-down to its implied fair value. Fair values are determined with the help of a third party appraisal firm using present value techniques.

As discussed further in Note 7 to the Company's June 30, 2004 consolidated financial statements, the Company performed an impairment review during the fourth quarter of fiscal 2004. As a result, the Company recorded non-cash asset impairment charges of $32,600,000 relating to goodwill, other indefinite-lived intangible assets and amortized long-lived assets of the Inform segment. The impairment review is highly judgmental and involves the use of significant estimates and assumptions. These estimates and assumptions have a significant impact on the amount of any impairment charge recorded. Estimates of fair value are primarily determined using discounted cash flow methods and are dependent upon assumptions of future sales trends, market conditions and cash flows of each reporting unit over several years. Actual cash flows in the future may differ significantly from those previously forecasted. Other significant assumptions include growth rates and the discount rate applicable to future cash flows. The impact of these estimates and assumptions on impairment testing of goodwill is particularly critical for the Company's Inform segment with $21,364,000 of the Company's $29,503,000 of goodwill recorded in the Company's June 30, 2004 balance sheet.

Income Taxes The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. In assessing the realizability of the deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. To the extent that any future tax benefits are not expected to be fully realized, such future tax benefits are reduced by a valuation allowance. Realization of deferred tax assets assumes that the Company will be able to generate sufficient future taxable income so that the assets will be realized. The factors that the Company considers in assessing the likelihood of realization include the forecast of future taxable income and available tax planning strategies that could be implemented to realize the deferred tax assets. The Company expects the deferred tax assets currently recorded to be fully realizable, however there can be no assurance that an increased valuation allowance would not need to be recorded in the future.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company is exposed to market risk from fluctuations in interest rates. The Company manages its exposure to interest rate fluctuations through the use of derivative instruments in the form of non-trading interest rate swaps. The objective of the swap is to fix the interest rate on certain variable rate debt to stabilize interest rates and to more effectively balance the Company's long-term borrowing costs and interest rate risk. During July 2003, the Company entered into an interest rate swap agreement to set a fixed interest rate relating to $20 million of its outstanding debt at variable interest rates. As described in Note 8 to the consolidated financial statements, the amount of long-term debt outstanding as of June 30, 2004 and 2003 was $47,014,000 and $39,789,000, respectively. A hypothetical 1% increase in interest rates would have adversely affected the Company's 2004 and 2003 net earnings and cash flows by approximately $249,000 and $147,000, respectively.

The majority of the Company's business is transacted in U.S. dollars and the U.S. dollar is considered the primary currency for the majority of the Company's operations. Although the Company continues to evaluate derivative financial instruments to manage foreign currency exchange rate changes, the Company did not hold such derivatives during 2004 or 2003. Assets, liabilities and commitments that are to be settled in cash and are denominated in foreign currencies for transaction purposes are sensitive to changes in currency exchange rates. However, there were no significant transaction gains or losses during 2004, 2003 or 2002 and the Company does not believe it is currently exposed to any material risk of loss from currency exchange fluctuations.

FORWARD LOOKING STATEMENTS

Various statements made within the Management's Discussion and Analysis of Financial Condition and Results of Operations and elsewhere in this report constitute "forward-looking statements" for purposes of the SEC's "safe harbor" provisions under the Private Securities Litigation Reform Act of 1995 and Rule 3b-6 under the Securities Exchange Act of 1934, as amended. Any statement that addresses expectations or projections about the future, including statements about the Company's strategy for growth, product development, market position, expenditures, financial results or changes in governmental legislation, policies and conditions, is a forward-looking statement.

Investors are cautioned that all forward-looking statements involve risks and uncertainties, including those detailed in the Company's public filings with the SEC, news releases and other communications, which speak only as of the dates of those filings or communications. The Company does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. There can be no assurance that actual results will not differ materially from the Company's expectations. Factors which could cause materially different results include, among others, uncertainties related to continued federal, state and municipal funding for highways and risks related to reductions in government expenditures; the successful completion, integration and rationalization of acquisitions; the ability to generate sufficient future cash flows to be in compliance with financing agreements; the introduction and acceptance of the Company's products and services; an unfavorable change in product sales mix; seasonality along with the extent and timing of the award of large contracts; the cyclical nature of the Company's governmental markets; competitive and pricing pressures; increasing raw material costs; excess manufacturing capacity; weather conditions; acts of war and terrorist activities; the possible impairment of goodwill and other intangible assets; and general economic conditions.

REPORT OF MANAGEMENT

The management of the Company has prepared, and is responsible for the integrity, accuracy and consistency of the consolidated financial statements and other information included in this annual report and for ascertaining that the data fairly reflects the Company's financial position and results of operations. Management believes that the consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and appropriate in the circumstances. In preparing the financial statements, management believes that reasonable judgments and estimates have been made based on currently available information with consideration given to materiality.

The Company maintains a system of internal accounting controls and procedures designed to provide reasonable assurance that its financial records are reliable, assets are safeguarded, transactions are executed in accordance with management's authorization and financial statements fairly present the financial position and results of operations of the Company. The internal accounting control system is enhanced by appropriate reviews by management, policies and guidelines, careful selection of qualified personnel and a written Code of Business Conduct adopted by the Company's Board of Directors, applicable to all of the Company's directors, officers and employees.

The Board of Directors has an audit committee comprised of directors who are neither officers nor employees of the Company. The audit committee meets regularly with the independent registered public accounting firm, the internal auditor and management to review the adequacy of internal accounting controls, the scope and results of auditing procedures and the quality of external financial reporting. The independent registered public accounting firm and the internal auditor have unrestricted access to the audit committee and may meet with or without management being present.

The Company's independent registered public accounting firm, PricewaterhouseCoopers LLP, audited the Company's consolidated financial statements and issued the following opinion.

Leslie J. Jezuit
Chairman and
Chief Executive Officer

Daniel P. Gorey
Vice President, Chief Financial
Officer and Treasurer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the board of directors and shareholders of Quixote Corporation:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Quixote Corporation and its subsidiaries at June 30, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements. based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Chicago, Illinois
September 13, 2004

STATEMENTS OF OPERATIONS

Dollar amounts in thousands, except share data	2004	2003	2002
	For each of the three years ended June 30,		
Net sales	$ 150,290	$ 114,310	$ 89,694
Cost of sales	102,987	68,070	53,762
Gross profit	47,303	46,240	35,932
Operating expenses:			
Selling and administrative	36,700	28,730	23,975
Asset impairment charges	32,600		
Research and development	3,605	2,356	2,468
	72,905	31,086	26,443
Operating profit (loss)	(25,602)	15,154	9,489
Other income (expense):			
Interest income	30	104	78
Interest expense	(2,144)	(906)	(1,184)
Other	(212)		830
	(2,326)	(802)	(276)
Earnings (loss) from continuing operations before provision (benefit) for income taxes	(27,928)	14,352	9,213
Income tax provision (benefit)	(10,901)	4,880	3,316
Earnings (loss) from continuing operations	(17,027)	9,472	5,897
Discontinued operations:			
Gain on disposal, net of income taxes			927
Net earnings (loss)	$ (17,027)	$ 9,472	$ 6,824
Basic earnings (loss) per share:			
Earnings (loss) from continuing operations	$ (1.99)	$ 1.21	$ .77
Net earnings (loss)	$ (1.99)	$ 1.21	$ .89
Weighted average common shares outstanding	8,567,741	7,847,169	7,682,706
Diluted earnings (loss) per share:			
Earnings (loss) from continuing operations	$ (1.99)	$ 1.17	$ .73
Net earnings (loss)	$ (1.99)	$ 1.17	$ .84
Weighted average common and common equivalent shares outstanding	8,567,741	8,062,397	8,121,621

The accompanying notes are an integral part of the consolidated financial statements.

BALANCE SHEETS

Dollar amounts in thousands, except share data	As of June 30, 2004	2003
ASSETS		
Current assets:		
Cash and cash equivalents	$ 2,389	$ 3,753
Accounts receivable, net of allowance for doubtful accounts of $1,872 in 2004 and $1,267 in 2003	33,606	36,835
Refundable income taxes	3,371	
Inventories, net	25,308	22,967
Deferred income taxes	2,682	2,713
Notes receivable	217	217
Other current assets	668	603
Total current assets	68,241	67,088
Property, plant and equipment at cost:		
Land	1,434	1,434
Buildings and improvements	15,480	15,123
Machinery and equipment	19,645	18,536
Furniture and fixtures	2,068	1,927
Computer equipment and software	6,500	6,133
Leasehold improvements	1,661	826
Construction in progress	1,648	186
	48,436	44,165
Less: accumulated depreciation	(20,924)	(17,928)
	27,512	26,237
Goodwill	29,503	48,642
Intangible assets, net	8,249	8,387
Deferred income taxes	6,099	
Other assets	278	471
	$ 139,882	$ 150,825
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Current portion of long-term debt	$ 3,393	$ 4,028
Accounts payable	10,723	10,761
Dividends payable	1,486	1,402
Income taxes payable		1,305
Accrued expenses:		
Payroll and commissions	4,286	5,986
Warranty	4,691	1,986
Other	3,689	5,531
Total current liabilities	28,268	30,999
Long-term debt, net of current portion	47,014	39,789
Deferred income taxes		3,917
Other long-term liabilities	693	565
Commitments and contingent liabilities		
Shareholders' equity:		
Preferred stock, no par value; authorized 100,000 shares; none issued		
Common stock, par value $.01-2/3; authorized 15,000,000 shares; issued 10,707,440 shares – 2004 and issued 10,437,436 shares – 2003	178	174
Capital in excess of par value of stock	57,757	52,173
Retained earnings	27,430	47,368
Accumulated comprehensive income (loss)	614	(44)
Treasury stock, at cost, 1,951,240 shares – 2004 and 2,131,963 shares – 2003	(22,072)	(24,116)
Total shareholders' equity	63,907	75,555
	$ 139,882	$ 150,825

The accompanying notes are an integral part of the consolidated financial statements.

STATEMENTS OF SHAREHOLDERS' EQUITY

For the three years ended June 30, 2004

Dollar amounts in thousands, except share data	Common Stock Shares	Common Stock Dollars	Capital in Excess of Par Value of Stock	Accumulated Comprehensive Income (loss)	Retained Earnings	Treasury Stock Shares	Treasury Stock Dollars	Comprehensive Income (Loss)
BALANCES, JUNE 30, 2001	9,485,585	$ 158	$ 35,738	$ (390)	$ 36,192	1,967,963	$ (21,092)	
Exercise of options	247,654	4	4,092					
Net earnings - 2002					6,824			$ 6,824
Currency translation adjustment				(34)				(34)
Declaration of semi-annual cash dividends ($0.16 per share)					(2,469)			
Issuance of shares pursuant to the stock retirement plan	10,794		203					
BALANCES, JUNE 30, 2002	9,744,033	162	40,033	(424)	40,547	1,967,963	(21,092)	$ 6,790
Exercise of options	124,075	2	1,332					
Net earnings - 2003					9,472			$ 9,472
Currency translation adjustment				19				19
Liquidation of foreign entity				361				
Issuance of shares for acquisition of U.S. Traffic	558,534	10	10,557					
Declaration of semi-annual cash dividends ($0.16 and $0.17 per share)					(2,651)			
Issuance of shares pursuant to the stock retirement plan	10,794		251					
Purchase of shares at $16.31 to $19.28 per share						164,000	(3,024)	
BALANCES, JUNE 30, 2003	10,437,436	174	52,173	(44)	47,368	2,131,963	(24,116)	$ 9,491
Exercise of options	243,210	4	2,578					
Net loss - 2004					(17,027)			$(17,027)
Currency translation adjustment				(2)				(2)
Derivative instrument				660				660
Issuance of shares for acquisition of Peek Traffic			2,386			(180,723)	2,044	
Declaration of semi-annual cash dividends ($0.17 per share)					(2,911)			
Issuance of shares pursuant to the stock retirement plan	10,794		227					
Issuance of restricted stock	16,000		393					
BALANCES, JUNE 30, 2004	10,707,440	$ 178	$ 57,757	$ 614	$ 27,430	1,951,240	$ (22,072)	$(16,369)

The accompanying notes are an integral part of the consolidated financial statements.

STATEMENTS OF CASH FLOWS

Dollar amounts in thousands	For the three years ended June 30, 2004	2003	2002
OPERATING ACTIVITIES:			
Earnings (loss) from continuing operations	$ (17,027)	$ 9,472	$ 5,897
Discontinued operations:			
Gain on disposal, net of income taxes			927
Net earnings (loss)	(17,027)	9,472	6,824
ADJUSTMENTS TO RECONCILE NET EARNINGS (LOSS) TO NET CASH PROVIDED BY CONTINUING OPERATIONS:			
Asset impairment charges	32,600		
Depreciation	4,763	3,383	3,141
Amortization	1,757	595	398
Discontinued operations			(927)
(Gain) loss on disposition of assets	212		(830)
Deferred income taxes	(9,380)	1,957	1,982
Provisions for losses on accounts receivable	686	184	351
Income tax benefit from employee stock options	431	446	1,547
Issuance of stock retirement plan shares	227	251	203
Issuance of restricted stock	393		
Changes in operating assets and liabilities, net of acquisitions:			
Accounts receivable	4,956	(4,948)	(1,411)
Inventories	726	(395)	6,595
Other assets	267	(353)	(218)
Accounts payable and accrued expenses	(6,907)	3,881	(2,654)
Income taxes payable/refundable	(4,676)	2,037	(2,360)
Other long-term liabilities	(352)	(354)	(99)
Net cash provided by operating activities of continuing operations	8,676	16,156	12,542
Net cash provided by discontinued operations			128
Net cash provided by operating activities	8,676	16,156	12,670
INVESTING ACTIVITIES:			
Cash paid for acquired businesses, net of cash acquired	(11,263)	(20,158)	(11,300)
Capital expenditures	(4,638)	(2,257)	(7,004)
Proceeds from sale of assets			581
Patent expenditures	(42)	(445)	(691)
Payments on notes receivable		200	184
Net cash used in investing activities	(15,943)	(22,660)	(18,230)
FINANCING ACTIVITIES:			
Payments on notes payable	(910)	(953)	(1,502)
Payments on revolving credit agreement	(22,250)	(22,500)	(23,200)
Proceeds from revolving credit agreement	32,750	16,500	27,700
Proceeds from term loan		20,000	
Payments on term loan	(3,000)		
Payment of semi-annual cash dividends	(2,827)	(2,489)	(2,351)
Proceeds from exercise of common stock options	2,147	888	2,549
Repurchase of common stock for treasury		(3,024)	
Net cash provided by financing activities	5,910	8,422	3,196
Effect of exchange rate changes on cash	(7)	37	44
Net change in cash and cash equivalents	(1,364)	1,955	(2,320)
Cash and cash equivalents at beginning of year	3,753	1,798	4,118
Cash and cash equivalents at end of year	$ 2,389	$ 3,753	$ 1,798

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. NATURE OF BUSINESS

Quixote Corporation and its subsidiaries (the Company) develop, manufacture and market, to both domestic and international markets, energy-absorbing highway crash cushions, flexible post delineators, electronic wireless measuring and sensing devices, weather forecasting stations, variable message signs, computerized highway advisory radio transmitting systems, intelligent intersection control devices, automated enforcement systems, video detection systems and other highway and transportation safety products to protect, direct and inform motorists and highway workers.

2. ACCOUNTING POLICIES

CONSOLIDATION

The consolidated financial statements include the accounts of Quixote Corporation and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

MANAGEMENT ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements. Management's estimates also affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

Cash in excess of operating requirements is invested in income-producing investments generally having initial maturities of three months or less. These investments are stated at cost, which approximates market value. The Company considers these short-term instruments to be cash equivalents.

INVENTORIES

Inventories are valued at the lower of cost (first-in, first-out method) or market. Actual costs are used to value raw materials and supplies. Standard costs, which approximate actual costs, are used to value finished goods and work-in-process. Standard costs include raw materials, direct labor and manufacturing overhead. Provision for potentially obsolete or slow-moving inventory is made based on management's analysis of inventory levels, ages and salability.

PROPERTY, PLANT AND EQUIPMENT

The Company capitalizes expenditures for major renewals and improvements and charges current earnings with the cost of maintenance and repairs. Provisions for depreciation have been computed on a straight-line or systematic method based on the expected useful lives of the assets as indicated below:

Buildings and improvements	10 to 40 years
Machinery and equipment	3 to 12 years
Furniture and fixtures	3 to 10 years
Computer equipment and software	3 to 7 years
Leasehold improvements	5 to 10 years

The cost and accumulated depreciation relating to assets retired or otherwise disposed of are eliminated from the respective accounts at the time of retirement or other disposition with the gain or loss credited or charged to earnings.

COMPUTER SOFTWARE

The Company capitalizes certain costs incurred in connection with developing or obtaining internal use computer software. During 2004 and 2003, approximately $694,000 and $501,000, respectively, of computer software was capitalized relating to a new manufacturing and accounting system.

LONG-LIVED ASSETS

Long-lived assets include such items as goodwill, patents, product rights, other intangible assets and property, plant and equipment. For purposes of evaluating the recoverability of long-lived assets, the Company assesses the possibility of obsolescence, demand, new technology, competition, and other pertinent economic factors and trends that may have an impact on the value or remaining lives of these assets.

Amortized long-lived assets (including amortized intangible assets and property, plant and equipment) held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable in relation to future undiscounted cash flows of underlying asset groups. The net carrying value of assets not recoverable is reduced to fair value. Fair values of amortized long-lived assets are determined based upon the performance of a third party fair value appraisal. Patents and other finite-lived intangible assets are amortized on a straight-line or systematic method over the life of the patent or intangible asset.

Goodwill and other indefinite-lived intangible assets are tested for impairment at least annually. The indefinite-lived intangible asset impairment test is performed by comparing the fair value of the intangible asset to its carrying value in a one-step analysis. If the fair value of the intangible asset is less than its carrying value, the intangible asset is written-down to its fair value. The goodwill impairment test is performed at the reporting unit level and is a two-step analysis. First, the fair value of the reporting unit is compared to its book value. If the fair value of the reporting unit is less than its book value, the Company performs a hypothetical purchase price allocation based on the reporting unit's fair value to determine the implied fair value of the reporting unit's goodwill. If the implied fair value of the goodwill is less than its carrying value, the goodwill is written-down to its implied fair value. Fair values are determined with the help of a third party appraisal firm using present value techniques.

INCOME TAXES

The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. In assessing the realizability of the deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. To the extent that any future tax benefits are not expected to be fully realized, such future tax benefits are reduced by a valuation allowance. Realization of deferred tax assets assumes that the Company will be able to generate sufficient future taxable income so that the assets will be realized. The factors that the Company considers in assessing the likelihood of realization include the forecast of future taxable income and available tax planning strategies that could be implemented to realize the deferred tax assets. The Company expects the deferred tax assets currently recorded to be fully realizable, however there can be no assurance that an increased valuation allowance would not need to be recorded in the future.

FINANCIAL INSTRUMENTS

The fair value of cash and cash equivalents approximates the carrying value of these assets due to the short-term maturity of these instruments. The fair value of the Company's long-term debt is estimated to approximate the carrying value based upon borrowing rates currently available to the Company for borrowings with similar terms and maturity.

DERIVATIVES

The Company is exposed to market risk from fluctuations in interest rates. The Company manages its exposure to interest rate fluctuations through the use of derivative instruments in the form of non-trading interest rate swaps. The objective of the swap is to fix the interest rate on certain variable rate debt to stabilize interest rates and to more effectively balance the Company's long-term borrowing costs and interest rate risk. During July 2003, the Company entered into a five-year interest rate swap agreement (the Agreement) to set a fixed interest rate relating to $20 million of its outstanding debt at variable interest rates. The terms of the Agreement match the terms of the underlying debt. In addition, the Agreement has been designated as, and is effective as, a cash-flow hedge of an outstanding debt obligation. Changes in fair value of the Agreement are reported as other comprehensive income and are recognized into earnings when the hedge transaction affects earnings. The current value of the swap agreement is $660,000 as of June 30, 2004.

GEOGRAPHIC CONCENTRATION

The Company's customers may consist of distributors, contractors, departments of transportation, state agencies, local governments or municipalities. No single customer of the Company represents a significant portion of total revenues. However, in fiscal 2004, 2003 and 2002, approximately 10%, 12% and 13%, respectively, of revenues were from customers in the state of Texas, and 14%, 10% and 9%, of revenues in fiscal year 2004, 2003 and 2002, respectively, were from customers in the state of California.

REVENUE RECOGNITION

Revenues, net of sales incentives, are recognized when either services have been rendered or both title and risk of loss of products have been transferred to unaffiliated customers. Additionally, the Company ensures that collection of the resulting receivable is probable, persuasive evidence that an arrangement exists, and the revenue is fixed or determinable. Provision for estimated uncollectible amounts is made based upon management's analysis of sales returns and bad debts.

SHIPPING AND HANDLING

Shipping and handling fees charged to customers are included in net sales, and shipping and handling costs incurred by the Company are included in cost of sales.

RESEARCH AND DEVELOPMENT

Research and development (R&D) costs are expensed as incurred.

STOCK-BASED COMPENSATION

Stock option plans, more fully described in Note 9, are accounted for under the provisions of Financial Accounting Standards Board (FASB) Statement No. 123, "Accounting for Stock-Based Compensation" which encourages entities to adopt a fair value based method of accounting for stock-based compensation plans in place of the provisions of Accounting Principles Board Opinion (APB) No. 25, "Accounting for Stock Issued to Employees" for all arrangements under which employees receive shares of stock or other equity instruments of the employer. As allowed by FASB Statement No. 123, the Company applies the provisions of APB No. 25 in accounting for its stock-based employee compensation arrangements. No compensation expense has been recognized for stock option grants as all such grants had an exercise price not less than fair market value on the date of the grant. During fiscal 2004, the Company issued 16,000 shares of restricted stock to certain employees, which resulted in a charge to earnings of $252,000, net of tax effects. Employees who received the shares are restricted from selling those shares for three years.

The following table presents the pro forma effects on net earnings (loss) and earnings (loss) per share if the Company had applied the fair value recognition provisions of FASB Statement No. 123 to stock-based compensation for the years ended June 30:

(Dollar amounts in thousands, except per share data)	2004	2003	2002
Net earnings (loss) - as reported	$ (17,027)	$ 9,472	$ 6,824
Add: Stock-based employee compensation expense included in reported net earnings, net of related tax effects	252		
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(1,299)	(1,303)	(966)
Net earnings (loss) - pro forma	$ (18,074)	$ 8,169	$ 5,858
Earnings (loss) per share:			
Basic - as reported	$ (1.99)	$ 1.21	$ .89
Basic – pro forma	$ (2.11)	$ 1.04	$ .76
Diluted - as reported	$ (1.99)	$ 1.17	$ .84
Diluted – pro forma	$ (2.11)	$ 1.01	$ .72

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

	2004	2003	2002
Risk free interest rate	2.1%-3.6%	3.2%-3.6%	3.3%-4.5%
Expected dividend yield	1.55%	1.70%	1.89%
Weighted average expected volatility	41%	42%	29%
Weighted average expected life	4.3 years	4.2 years	4.2 years

EARNINGS PER SHARE

Basic earnings per share (EPS) is computed by dividing net earnings available to holders of common stock by the weighted average number of shares of common stock outstanding. Diluted EPS is computed assuming the exercise of all stock options that are profitable to the recipients and are dilutive to results of operations. Under this assumption, the weighted average number of shares is increased accordingly.

RECLASSIFICATIONS

Certain prior year balances have been reclassified to conform to current year presentations.

3. ACQUISITIONS

Effective December 1, 2003, the Company acquired substantially all of the assets and assumed certain liabilities of the North American operations of Peek Traffic Corporation (Peek Traffic). The Company paid a purchase price of $15,693,000. The purchase price consisted of $11,263,000 in cash and 180,723 shares of the Company's common stock, issued from Treasury Stock, valued at $4,430,000. The cash portion of the purchase price was obtained from the Company's revolving credit facility. The excess of purchase price over the estimated fair value of the assets acquired approximated $7,611,000, of which approximately $6,528,000 is deductible for tax purposes. Peek Traffic is a designer, manufacturer and supplier of intelligent intersection control systems, red light enforcement systems and other transportation equipment. The results of Peek Traffic have been included in the Company's Inform segment since the date of acquisition.

The following summary presents the estimated fair values of the assets acquired and liabilities of Peek Traffic assumed as of December 1, 2003, the effective date of acquisition:

(Dollar amounts in thousands)

Current assets	$ 5,977
Property, plant and equipment	2,902
Intangible assets	5,760
Goodwill	7,611
Total assets	22,250
Current liabilities	6,557
Net assets	$ 15,693

The intangible assets acquired in connection with the acquisition of Peek Traffic were assigned as follows:

(Dollar amounts in thousands)	Gross Carrying Amount	Weighted-average Useful Life
Amortized intangible assets:		
Customer relationships	$ 3,110	10 years
Trade names	1,700	10 years
Technology	840	15 years
Backlog	110	1 year
Total	$ 5,760	12 years

Effective May 16, 2003, the Company acquired certain assets and liabilities of the Traffic and Transit Lighting businesses of U.S. Traffic Corporation (UST). UST is a designer, manufacturer and supplier of intelligent intersection control systems and other transportation equipment located in Santa Fe Springs, California and Tecate, Mexico. The Company paid a purchase price of $35,725,000, net of cash acquired, consisting of $20,158,000 in cash, a $5,000,000 five-year note and 558,534 shares of the Company's common stock with a fair market value of $10,567,000. The Company's source of cash for this acquisition was a $70,000,000 credit facility. The results of UST have been included in the Company's Inform segment since the date of acquisition.

The Company anticipates that the UST and Peek Traffic businesses will provide future operating synergies in the traffic control market, expand the Company's customer base in the municipal and county markets and leverage the Company's existing technologies within the Inform segment.

Effective August 31, 2001, the Company acquired all of the outstanding stock of Surface Systems, Inc. (SSI). SSI is included in the Company's Inform segment. SSI is a leading manufacturer and seller of patented pavement sensing equipment and specialized weather stations and also provides weather forecasting services. The Company paid a purchase price of approximately $11,300,000 in cash, net of cash acquired. The Company's source of funds for this acquisition was its existing bank credit facility.

The following pro forma summary presents the Company's consolidated results of operations for each of the years ended June 30 as if the acquisitions had occurred at the beginning of fiscal year 2003:

(Dollar amounts in thousands, except per share data)	2004	2003
Net sales	$ 159,887	$ 180,773
Net earnings (loss)	(17,198)	7,949
Net earnings (loss) per diluted share	(1.99)	.91

The consolidated pro forma information is not necessarily indicative of the combined results that would have occurred had the acquisitions occurred on that date, nor is it indicative of the results that may occur in the future.

4. DISPOSITIONS AND DISCONTINUED OPERATIONS

In fiscal years 1996 and 1997, the Company sold substantially all of the assets and transferred significant operating liabilities of Disc Manufacturing, Inc. and its legal technologies businesses. During the year ended June 30, 2002, the Company recorded a gain from discontinued operations of $927,000, or $0.11 per diluted share, which was net of income tax provisions of $521,000, of which $735,000 was due to the reversal of certain accruals related to contingencies which the Company no longer believed were probable and $192,000 from the favorable outcome of a legal settlement.

During the year ended June 30, 2002, the Company recorded other income of $830,000 related to the gain on sale of certain assets of its non-highway plastic product line for $581,000 in cash and $700,000 in a three-year promissory note with interest imputed at 8%.

5. INVENTORIES

Inventories consist of the following at June 30:

(Dollar amounts in thousands)	2004	2003
Finished goods	$ 10,414	$ 6,984
Work-in-process	4,732	5,508
Raw materials	10,162	10,475
	$ 25,308	$ 22,967

6. INTANGIBLE ASSETS AND GOODWILL

Intangible assets consist of the following as of June 30:

(Dollar amounts in thousands)	2004		2003	
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Amortized intangible assets:				
Patents and licenses	$ 2,820	$ 1,597	$ 2,779	$ 1,410
Technology and installed base	2,491	700	3,100	386
Customer relationships	3,807	827	2,320	126
Trade names	2,250	49		
Other	640	586	530	80
	12,008	3,759	8,729	2,002
Indefinite-lived intangible assets:				
Trade names			1,660	
Total	$ 12,008	$ 3,759	$ 10,389	$ 2,002

During the fourth quarter of fiscal 2004, the Company recorded impairment charges relating to certain intangible assets (see Note 7) including indefinite-lived trade names. The remaining carrying values of these trade names were redesignated as amortized intangible assets.

Amortization expense was $1,757,000, $595,000 and $398,000 for the years ended June 30, 2004, 2003 and 2002, respectively. The estimated amortization expense for the five fiscal years subsequent to 2004 is as follows: $1,077,000 in 2005, $1,154,000 in 2006, $1,114,000 in 2007, $1,049,000 in 2008 and $838,000 in 2009. The intangible assets are amortized over their useful lives, which is four to seventeen years for patents and licenses, five to fifteen years for technology and installed base, five to ten years for customer relationships, ten years for trade names and one to two years for other intangible assets.

The following table displays a rollforward of the carrying amount of goodwill from July 1, 2002 to June 30, 2004 by business segment:

(Dollar amounts in thousands)	2004		2003	
	Protect and Direct Segment	Inform Segment	Protect and Direct Segment	Inform Segment
Beginning balance	$ 8,139	$ 40,503	$ 8,139	$ 21,455
Acquired		7,611		19,048
Adjustments		(741)		
Impairment charges (Note 7)		(26,009)		
Ending balance	$ 8,139	$ 21,364	$ 8,139	$ 40,503

Goodwill in the amount of $7,611,000 was recorded in connection with the acquisition of Peek Traffic and goodwill in the amount of $19,048,000 was recorded in connection with the acquisition of UST in the fiscal years ended June 30, 2004 and 2003 respectively. In connection with the finalization of valuations of certain assets and liabilities of Peek Traffic and UST, a net adjustment of $741,000 to decrease goodwill was recorded in fiscal 2004.

7. ASSET IMPAIRMENT CHARGES

The prolonged delay in the passage of new federal highway funding legislation as well as ongoing state and municipal budget issues have had a significant negative impact on the Company as a whole. In addition, UST operating results have been much lower than expected, although the Company is currently pursuing the integration of UST and Peek Traffic in order to improve profitability. As a result of these factors and the Company's impairment review in the fourth quarter of fiscal 2004, the Company determined that the carrying amounts of certain long-lived assets were no longer recoverable based on estimated future operating cash flows to be generated by those assets, which were lower than previously projected. The Company recorded asset impairment charges in the Inform segment of $32,600,000, or $21,266,000, net of income tax benefits, or $2.48 per diluted share. The charges included $26,009,000 for goodwill relating to UST, SSI and Nu-Metrics, $4,182,000 for intangible assets and $2,409,000 for fixed assets. The intangible asset impairment charges included $1,449,000 for technology and installed base, $1,623,000 for customer relationships and $1,110,000 for trade names. In addition, the remaining carrying values of the trade names have been redesignated as amortized intangible assets and will be amortized over ten years.

In performing its impairment assessments, the Company first assessed its indefinite-lived intangibles; second, assessed its amortized long-lived assets (including amortized intangible assets and property, plant and equipment); and third, assessed its goodwill. Additionally, the Company re-assessed the remaining useful lives of its amortized long-lived assets.

8. LONG-TERM DEBT

Long-term debt consists of the following at June 30:

(Dollar amounts in thousands)	2004	2003
Revolving credit note due May 16, 2006, interest at variable rates	$ 27,000	$ 16,500
Term loan due May 16, 2006, interest at variable rates	17,000	20,000
Subordinated promissory note	5,000	5,000
Notes payable, net of discounts of $218 – 2004 and $396 – 2003	1,407	2,251
Other		66
Total long-term debt	50,407	43,817
Less current portion	3,393	4,028
Long-term debt, net	$ 47,014	$ 39,789

In May 2003, the Company entered into a credit agreement with four banks. The agreement currently provides for a $38 million revolving credit facility and a term loan with $17 million outstanding at June 30, 2004. Principal on the term loan is payable quarterly in installments of $750,000, plus interest. The agreement contains both fixed and floating interest rate options, at the prime rate or LIBOR rate, plus a variable margin. The interest rate was based upon a fixed rate and LIBOR, plus a margin of 1.75%, and was 3.69% at June 30, 2004. The credit agreement also contains affirmative and negative covenants including requirements that the Company meet certain consolidated financial criteria, including minimum level of consolidated net worth, EBITDA (as defined in the agreement) and capital expenditures. Dividend payments are limited by a maximum amount outstanding against the revolving credit facility of $33 million, minus the amount of such dividend. The covenants also limit the incurrence of additional indebtedness, acquisitions, liens and encumbrances and other matters customarily restricted in such agreements. The agreement may be renewed one additional year on each anniversary date upon mutual consent of the Company and the banks.

Effective June 30, 2004 and during September 2004, the Company entered into two amendments to the credit agreement, modifying certain covenants, pledging the Company's assets as collateral and reducing the maximum amount of availability under the revolving credit facility to $38 million to avoid the occurrence of events of default relating to certain covenants and financial ratios. The Company is currently in compliance with its debt covenants as of June 30, 2004. However, the Company's ability to remain in compliance in the future is dependent upon the Company's future performance and may be affected in part by events beyond its control, including the prolonged delay in the passage of new federal highway legislation. While the Company currently expects to be in compliance with the current agreement as amended, there can be no assurance that the Company will generate sufficient earnings and cash flow to remain in compliance or that it will be able to obtain future amendments to the agreement, if necessary, to avoid a default. In the event of a default, the lenders could elect to declare all amounts borrowed under the agreement, $44 million as of June 30, 2004, to be due and currently payable and the Company would negotiate a new credit agreement. However, there can be no assurance that the Company would be able to obtain a new credit agreement with satisfactory terms and conditions within an acceptable time period.

The subordinated promissory note is a five-year note, payable at the end of the term. It was entered into in connection with the acquisition of UST and is payable to the former owners. It bears interest at 5.25%, with interest payable semi-annually. The notes payable were entered into in connection with the acquisition of Roadway Safety Service, Inc. (Roadway) and are payable to several former owners and employees. The Roadway notes are payable quarterly over five and ten year periods through 2007 with interest imputed at 8.5%.

The aggregate amount of maturities of long-term debt for the four years subsequent to 2005 assuming renewal of the credit agreement is as follows: $3,427,000 in 2006, $3,465,000 in 2007, $8,122,000 in 2008 and $3,000,000 in 2009.

9. STOCK OPTIONS AND STOCK TRANSACTIONS

The Company has stock option plans providing for grants of options for directors based upon a fixed calculation and for employees as may be determined by the Compensation Committee of the Board of Directors. Options under the plans are to be granted at no less than 100% of the current market price at the date of the grant. Options vest over not less than a six-month period and have a term of not more than ten years. No charges are made to earnings in connection with the option plans.

Information with respect to stock option activity under the Company's plans is as follows:

	Number of Common Shares	Option Price per Share	Weighted Average Exercise Price
June 30, 2001	1,379,374	$ 6.88 to $ 21.00	$ 13.23
Granted	189,300	23.77 to 24.95	24.84
Exercised	(283,834)	6.88 to 16.00	11.42
Cancelled or expired	(36,666)	13.32 to 24.95	17.15
June 30, 2002	1,248,174	6.88 to 24.95	15.28
Granted	198,100	16.04 to 20.54	16.40
Exercised	(189,744)	8.00 to 16.00	12.32
Cancelled or expired	(300)	23.77 to 23.77	23.77
June 30, 2003	1,256,230	6.88 to 24.95	15.90
Granted	122,900	25.63 to 26.02	25.68
Exercised	(349,007)	8.34 to 24.95	13.81
Cancelled or expired	(29,165)	12.19 to 25.63	21.16
June 30, 2004	1,000,958	$ 6.88 to $ 26.02	$ 17.68

Options outstanding at June 30, 2004 are exercisable as follows: 734,000 currently, 142,000 in 2005, 91,000 in 2006 and 34,000 thereafter. Options outstanding at June 30, 2003 and 2002 included 849,000 and 715,000, which were exercisable at those dates, respectively. The weighted average fair value of options granted during 2004, 2003 and 2002 was $8.17, $5.36 and $6.20, respectively. As of June 30, 2004, the Company has 230,365 common shares reserved for its option and award plans.

The following is the composition of the June 30, 2004 stock option balance:

	Outstanding			Currently Exercisable	
Options having a per share exercise price of:	Weighted average remaining life	Weighted average exercise price per share	Number of shares	Weighted average exercise price	Number of shares
$ 6.88 to $ 10.00	2.8 years	$ 8.55	68,500	$ 8.55	68,500
10.01 to 15.00	4.6 years	13.21	249,064	13.21	249,064
15.01 to 20.00	3.6 years	16.02	343,294	16.01	227,501
20.01 to 25.00	2.2 years	23.84	223,500	23.55	173,129
25.01 to 26.02	6.1 years	25.68	116,600	26.02	16,000
$ 6.88 to $ 26.02	3.8 years	$ 17.68	1,000,958	$ 16.36	734,194

10. SHAREHOLDER RIGHTS PLAN

The Company has a Shareholder Rights Plan (the Plan) which was established to deter coercive takeover tactics and to prevent an acquirer from gaining control of the Company without offering a fair price to all of the Company's stockholders. The Plan calls for stockholders of record as of July 14, 1998 to receive a dividend distribution of one right for each outstanding share of the Company's common stock. Each share issued after that date is also granted a right. Each right entitles the holder, upon the occurrence of certain events, to purchase a unit consisting of one one-thousandth of a share of Series A Junior Participating Preferred Stock, no par value, for $40 per unit. In addition, if an acquiring person becomes the beneficial owner of more than 15% of the Company's outstanding common stock, each right will entitle the holder (other than such acquiring person) to receive, upon exercise, common stock of the Company having a value equal to two times the exercise price of the right.

If after an acquiring person becomes the beneficial holder of more than 15% of the Company's outstanding common stock and then the Company is acquired in a merger or other business combination in which the Company would not be the surviving corporation or 50% or more of the Company's assets or earning power is sold, each holder shall have the right to receive, upon exercise, common stock of the acquiring corporation having a value equal to two times the exercise price of the right. The Company may redeem the rights, for $.01 per right, under certain circumstances.

11. RETIREMENT PLANS

The Company has a retirement stock award program for certain key executives of the Company. The award consists of shares of the Company's common stock and cash ending with the fiscal year in which each executive attains his or her 62nd birthday. In order to receive each year's stock award, the executive must remain employed with the Company through the end of the fiscal year, unless excused by reason of death or other involuntary termination. Participants are also required to retain the shares awarded for as long as they are employed by the Company or until age 65. The size of each participant's annual award is determined under accepted actuarial principles to provide a retirement income based upon a percentage of the executive's projected compensation and length of service at retirement, but only if the Company's stock price appreciates at a sustained target rate. The retirement stock award program resulted in a charge to earnings of $374,000 in 2004, $420,000 in 2003 and $368,000 in 2002.

The Company has an incentive savings plan covering substantially all employees of the Company. The plan allows qualified employees to make tax deferred contributions pursuant to Internal Revenue Code Section 401(k). The Company contributes a matching contribution based upon a percentage of the participants' contributions which is invested directly in the common stock of the Company. Additional discretionary company contributions may be made at the option of the Company's Board of Directors. The expense for the plan was $1,126,000 in 2004, $738,000 in 2003 and $701,000 in 2002.

12. INCOME TAXES

The income tax provision (benefit) for continuing and discontinued operations consists of the following:

(Dollar amounts in thousands)	2004	2003	2002
Current:			
Federal and international	$ (1,676)	$ 2,759	$ 734
State	155	163	465
	(1,521)	2,922	1,199
Deferred:			
Federal and international	(8,153)	1,573	2,046
State	(1,227)	385	71
	(9,380)	1,958	2,117
Income tax provision (benefit) for continuing operations	*(10,901)*	*4,880*	*3,316*
Income tax provision (benefit) for discontinued operations			521
Total income tax provision (benefit)	$ (10,901)	$ 4,880	$ 3,837

The components of the net deferred tax asset (liability) are as follows:

(Dollar amounts in thousands)	2004	2003
Deferred tax assets:		
Accounts receivable allowance	$ 608	$ 443
Warranty reserve	671	
Intangible assets	1,589	
Goodwill	8,829	
Inventory valuation	841	755
Compensated absences and medical claims	473	368
Tax over book basis in affiliates	438	461
Other liabilities and reserves	1,162	2,007
Net operating and capital loss carryforwards	1,379	1,434
Valuation allowance	(884)	(946)
	15,106	4,522
Deferred tax liabilities:		
Book over tax basis of fixed assets	(1,099)	(1,832)
Book over tax basis of intangible assets	(5,226)	(3,894)
	(6,325)	(5,726)
Net deferred tax asset (liability)	$ 8,781	$ (1,204)

The valuation allowance relates principally to deferred tax assets that the Company estimates may not be realizable, including portions of tax over book basis in affiliates, and net operating and capital loss carryforwards. Based on management's assessment, it is more likely than not that the net deferred tax assets will be realized through future taxable earnings or implementation of tax planning strategies.

At June 30, 2004, certain subsidiaries of the Company have approximately $3,070,000 of state and $3,315,000 of federal net operating loss carryforwards for tax purposes. Certain limitations on utilization of the net operating loss carryforwards are present and realization of a significant portion of the carryforwards is uncertain. These carryforwards expire in years from 2013 through 2024.

The net deferred tax asset (liability) consists of the following at June 30:

(Dollar amounts in thousands)	2004	2003
Current deferred tax asset	$ 2,682	$ 2,713
Noncurrent deferred tax asset	6,099	
Noncurrent deferred tax liability		(3,917)
Total net deferred tax asset (liability)	$ 8,781	$ (1,204)

The income tax provision (benefit) differed from the taxes calculated at the statutory federal tax rate as follows:

(Dollar amounts in thousands)	2004	2003	2002
Taxes at statutory rate	$ (9,775)	$ 4,923	$ 3,133
State income taxes	(697)	493	378
Research and development credit	(652)	(139)	
Goodwill	1,054		
Other	(831)	(397)	(195)
Income tax provision (benefit) for continuing operations	$ (10,901)	$ 4,880	$ 3,316

During the third quarter of fiscal 2004, the Company recorded a $1,249,000 income tax benefit related to the favorable settlement of a tax audit.

13. ACCUMULATED COMPREHENSIVE INCOME (LOSS)

Accumulated other comprehensive income (loss) consists of the following as of June 30:

(Dollar amounts in thousands)	2004	2003
Currency translation adjustment:		
Beginning balance	$ (44)	$ (424)
Currency translation adjustment	(2)	380
Ending balance	(46)	(44)
Unrealized gain on derivative instrument (Note 2):		
Beginning balance		
Change in derivative instrument	660	
Ending balance	660	
Accumulated comprehensive income (loss) – June 30, 2004	$ 614	$ (44)

14. EARNINGS (LOSS) PER SHARE

The computation of basic and diluted earnings (loss) per share is as follows:

(Dollar amounts in thousands, except per share data)	2004	2003	2002
NUMERATOR:			
Net earnings (loss) available to common shareholders	$ (17,027)	$ 9,472	$ 6,824
DENOMINATOR:			
Weighted average shares outstanding-basic	8,567,741	7,847,169	7,682,706
Effect of dilutive securities - common stock options		215,228	438,915
Weighted average shares outstanding-diluted	8,567,741	8,062,397	8,121,621
NET EARNINGS (LOSS) PER SHARE OF COMMON STOCK:			
Basic	$ (1.99)	$ 1.21	$ .89
Diluted	$ (1.99)	$ 1.17	$ .84

Employee stock options totaling 239,350 shares for the year ended June 30, 2004 were not included in the diluted weighted average shares calculation because the effects of these securities were antidilutive.

There were outstanding options to purchase common stock at prices that exceeded the average market price for the statement of operations period. These options have been excluded from the computation of diluted earnings (loss) per share and are as follows:

	2004	2003	2002
Average exercise price per share	$ 25.13	$ 23.78	$ 24.83
Number of shares	268,100	246,000	180,300

15. GUARANTEES, COMMITMENTS AND CONTINGENT LIABILITIES

Disclosures about each group of similar guarantees and commitments are provided below.

LEASE COMMITMENTS

The Company uses various leased facilities and equipment in its operations. The terms for these leased assets vary depending on the lease agreements. Aggregate rental expense under operating leases, principally for office and manufacturing facilities, was $4,239,000 in 2004, $1,895,000 in 2003 and $1,023,000 in 2002. These operating leases include options for renewal. Annual minimum future rentals for lease commitments are approximately $3,763,000 in 2005, $3,055,000 in 2006, $2,688,000 in 2007, $2,201,000 in 2008 and $856,000 in 2009, for an aggregate of $12,564,000 for the five-year period. Minimum future rentals after 2009 total $5,265,000.

PRODUCT WARRANTY LIABILITY

The Company warrants to the original purchaser of its products that it will, at its option, repair or replace, without charge, such products if they fail due to a manufacturing defect. The term of these warranties varies (30 days to 5 years) by product. The Company accrues for product warranties when, based on available information, it is probable that customers will make claims under warranties relating to products that have been sold, and a reasonable estimate of the costs can be made.

The Company's estimated product warranty liability for the years ended June 30 is as follows:

(Dollar amounts in thousands)	2004	2003
Beginning balance	$ 1,986	$ 447
Current provisions	801	390
Expenditures	(240)	(412)
Acquisitions	2,144	1,561
Ending balance	$ 4,691	$ 1,986

LEGAL

The Company is subject to legal actions of a routine manner and common to its businesses. The Company records loss contingencies where appropriate within the guidelines established by FASB Statement No. 5 "Accounting for Contingencies". In the opinion of management, based on the advice of legal counsel, the amount of liability, if any, arising from legal actions should not have a material effect on the Company's results of operations, financial condition, or cash flows.

EXECUTIVE AGREEMENTS

The Company has agreements with certain executives which are designed to retain the services of key employees and to provide for continuity of management in the event of an actual or threatened change in control of the Company. Upon occurrence of a triggering event after a change in control, as defined, the Company would be liable for payment of benefits under these agreements, to a maximum amount of $5,114,000. The Company has by-laws and agreements under which it indemnifies its directors and officers from liability for certain events or occurrences while the directors or officers are, or were, serving at the Company's request in such capacities. The term of the indemnification period is for the director's or officer's lifetime. The Company believes that any obligations relating to this indemnification are predominantly covered by insurance subject to certain exclusions and deductibles. Historically, the Company has not made payments under these executive agreements, and no amount has been accrued in the accompanying consolidated financial statements.

BUSINESS PURCHASE AGREEMENTS

As part of the purchase price of UST, the Company agreed to pay the sellers contingent consideration based on a percentage of revenues for sales of certain products between May 1, 2003 and December 31, 2009, up to a maximum of $5,250,000. No amounts have been paid for fiscal 2004 or fiscal 2003. The Company is leasing UST's Santa Fe Springs, California facility and its Tecate Mexico facility from affiliates of the sellers, for five year terms which can be renewed for five years. The Company has guaranteed its performance of its obligations under the leases. The lease commitments under the lease are included above.

INDEMNIFICATION OF LENDERS AND AGENTS UNDER CREDIT FACILITIES

Under its credit facilities, the Company has agreed to indemnify its lenders under such facilities against costs or losses resulting from changes in laws and regulations which would increase the lenders' costs, and from any legal action brought against the lenders related to the use of loan proceeds. These indemnifications generally extend for the term of the credit facilities and do not provide for any limit on the maximum potential liability. Historically, the Company has not made any significant indemnification payments under such agreements and no amount has been accrued in the accompanying consolidated financial statements with respect to these indemnification guarantees.

BID AND PERFORMANCE BONDS

The Company has entered into bid and performance related bonds associated with various contracts. Potential payments due under these bonds are related to the Company's performance under the applicable contract. The total amount of bid and performance related bonds that were available and undrawn was $3,356,000 as of June 30, 2004. Historically, the Company has not made significant payments on bid and performance bonds, and no amount has been accrued in the accompanying consolidated financial statements.

OTHER COMMITMENTS

The Company has standby letters of credit covering potential workers' compensation liabilities. The total standby exposure at June 30, 2004 was $762,000. The Company has included $636,000 in accrued liabilities for this exposure as of June 30, 2004.

The Company has certain non-cancelable royalty agreements, which contain certain minimum payments in the aggregate of $2,613,000 through fiscal year 2012. There are no current liabilities accrued in the accompanying financial statements for these commitments as of June 30, 2004.

16. SUPPLEMENTAL CASH FLOW STATEMENT DISCLOSURES

Cash paid for interest was $2,049,000 in 2004, $908,000 in 2003 and $1,218,000 in 2002. Cash paid for income taxes was $2,878,000 in 2004, $2,691,000 in 2003 and $2,014,000 in 2002. The Company declared dividends that were payable at year end of $1,486,000 in 2004, $1,402,000 in 2003 and $1,240,000 in 2002. In connection with the acquisition of Peek Traffic in December 2003, the purchase price for the net assets acquired included 180,723 shares of the Company's common stock, issued from Treasury Stock, valued at $4,430,000. In connection with the acquisition of UST in May 2003, the purchase price for the net assets acquired included a $5,000,000 five-year, 5.25% subordinated promissory note and 558,534 shares of the Company's common stock with a fair value of $10,567,000. In connection with the sale of certain assets of its non-highway plastic molded product line in fiscal 2002, the sale price included a $700,000 three-year promissory note with interest imputed at 8%.

17. INDUSTRY SEGMENT INFORMATION

The Company's operations are comprised of two principal reportable segments within the highway and transportation safety industry – the manufacture and sale of highway and transportation safety products which Protect and Direct, and the manufacture and sale of products which Inform that are often referred to as Intelligent Transportation Systems (ITS) products. The primary product lines within the Protect and Direct segment include energy-absorbing products such as crash cushions, truck-mounted attenuators, sand-filled barrels and barriers as well as highway delineators. The products within this segment absorb and dissipate the force of impact in collisions between vehicles and fixed roadside objects as well as products that prevent collisions and help to control the flow of traffic by directing or guiding. The primary product lines within the Inform segment include intelligent intersection control systems, automated enforcement systems, video detection equipment, highway advisory radio systems, variable message signs, advanced sensing products which measure distance, count and classify vehicles, and sense weather conditions and other transportation equipment. The products within this segment provide information to prevent collisions from occurring and ease traffic congestion. The majority of the Company's sales of its highway and transportation safety products are to distributors and contractors who then provide product and services to federal, state and local governmental units. The Company's business is conducted principally in the United States, its country of domicile, with sales outside the United States as follows: $14,249,000 in 2004, $13,545,000 in 2003 and $8,596,000 in 2002. Inter-company sales between segments represented less than one percent of consolidated net sales in fiscal 2004, 2003 and 2002.

The Company's reportable segments are based on similarities in products and represent the aggregation of operating units for which financial information is regularly evaluated in determining resource allocation and assessing performance. The Company evaluates the performance of its segments and allocates resources to them based on operating income as well as other factors. Operating income is determined by deducting operating expenses from all revenues. In computing operating income, none of the following has been added or deducted: unallocated corporate expenses, interest income or expense, other income or loss or income tax provisions or benefits. Corporate assets consist primarily of cash and cash equivalents, depreciable assets and income tax assets. Accounting policies for the segments are the same as those for the Company.

The following table presents financial information about reported segments as of and for the years ended June 30, 2004, 2003 and 2002 comprising the totals reported in the consolidated financial statements.

(Dollar amounts in thousands)	2004	2003	2002
Revenues:			
Protect and Direct	$ 73,282	$ 77,243	$ 67,225
Inform	77,008	37,067	22,469
Total	$ 150,290	$ 114,310	$ 89,694
Depreciation and amortization:			
Protect and Direct	$ 2,719	$ 2,684	$ 2,309
Inform	3,766	1,267	767
Unallocated corporate	35	27	463
Total	$ 6,520	$ 3,978	$ 3,539
Operating profit (loss):			
Protect and Direct	$ 15,904	$ 18,846	$ 14,755
Inform	(33,613)[1]	3,151	367
Unallocated corporate	(7,893)	(6,843)	(5,633)
Total	$ (25,602)	$ 15,154	$ 9,489
Identifiable assets:			
Protect and Direct	$ 53,347	$ 53,780	$ 54,636
Inform	71,742	90,112	39,682
Unallocated corporate	14,793	6,933	5,726
Total	$ 139,882	$ 150,825	$ 100,044
Capital expenditures:			
Protect and Direct	$ 3,425	$ 1,748	$ 6,800
Inform	1,208	429	177
Unallocated corporate	5	80	27
Total	$ 4,638	$ 2,257	$ 7,004

(1) Includes $32,600 in non-cash asset impairment charges.

18. QUARTERLY FINANCIAL DATA (UNAUDITED)

Summarized unaudited quarterly financial data for years 2004 and 2003 follows:

	Three months ended			
(Dollar amounts in thousands, except per share data)	9/30	12/31	3/31	6/30
FISCAL 2004				
Net sales	$ 39,184	$ 35,494	$ 36,169	$ 39,443
Gross profit	12,776	11,070	9,984	13,473
Operating profit (loss)	4,109	1,227	(459)	(30,479) [3]
Net earnings (loss)	2,321	466	446 [1]	(20,260) [4]
Basic earnings (loss) per share	.28	.06	.05 [2]	(2.32) [5]
Diluted earnings (loss) per share	.27	.05	.05 [2]	(2.32) [5]
FISCAL 2003				
Net sales	$ 24,629	$ 25,638	$ 25,205	$ 38,838
Gross profit	10,648	9,811	10,049	15,732
Operating profit	2,910	2,532	2,537	7,175
Net earnings	1,779	1,552	1,558	4,583
Basic earnings per share	.23	.20	.20	.58
Diluted earnings per share	.22	.19	.20	.56

(1) Includes an income tax benefit of $1,249 related to the favorable settlement of a tax audit.
(2) Includes an income tax benefit of $0.14 related to the favorable settlement of a tax audit.
(3) Includes non-cash asset impairment charges of $32,600.
(4) Includes non-cash asset impairment charges of $21,266, net of income tax benefits.
(5) Includes non-cash asset impairment charges of $2.43 per diluted share.

COMMON STOCK INFORMATION (UNAUDITED)

The Company's common stock is quoted on The Nasdaq Stock Market® under the symbol QUIX. Set forth are the daily high and low sales prices for the Company's common stock for the periods indicated, as reported by the Nasdaq.

	Three Months Ending			
	9/30	12/31	3/31	6/30
FISCAL 2004:				
High	$ 29.08	$ 27.73	$ 28.36	$ 25.70
Low	22.05	22.30	20.12	19.00
FISCAL 2003:				
High	$ 18.75	$ 22.09	$ 20.08	$ 26.66
Low	14.31	16.50	15.40	15.70

The current quoted price of the stock is listed daily in *The Wall Street Journal* in the Nasdaq National Market System section. As of August 23, 2004, there were 1,129 shareholders of record. During 2004, the Company declared semi-annual cash dividends of seventeen cents per share each declaration. During 2003, the Company declared semi-annual cash dividends of sixteen cents per share and seventeen cents per share.

CORPORATE INFORMATION

OFFICERS

Leslie J. Jezuit
Chairman and Chief Executive Officer

Daniel P. Gorey
Vice President, Chief Financial Officer and Treasurer

Joan R. Riley
Vice President, General Counsel, Secretary and Director of Investor Relations

Jeffery S. Held
Vice President of Corporate Development

OPERATIONS

PROTECT AND DIRECT GROUP

James E. Connell
President,
Protect and Direct Group
Executive Vice President,
Quixote Transportation Safety, Inc.,
Energy Absorption Systems, Inc.

INFORM GROUP

Timothy M. O'Leary
Executive Vice President,
Quixote Traffic Corporation
President,
Peek Traffic Corporation
U.S.Traffic Corporation

Bruce C. Reimer
Executive Vice President,
Quixote Transportation Technologies, Inc.,
Highway Information Systems, Inc.,
Nu-Metrics, Inc.,
Surface Systems, Inc.

DIRECTORS

Leslie J. Jezuit
Chairman and Chief Executive Officer

Daniel P. Gorey
Vice President, Chief Financial Officer and Treasurer

James H. DeVries
Former Executive Vice President, General Counsel and Secretary, Quixote Corporation

William G. Fowler
Of Counsel, Van Cott, Bagley, Cornwall & McCarthy, Attorneys- at-Law

Lawrence C. McQuade
Chairman, Qualitas International

Robert D. van Roijen, Jr.
President, Tox Financial Company

CORPORATE HEADQUARTERS

Quixote Corporation
35 East Wacker Drive
Chicago, Illinois 60601
Telephone (312) 467-6755
Fax (312) 467-1356
www.quixotecorp.com

LOCATIONS

Energy Absorption Systems, Inc./Safe-Hit
35 East Wacker Drive
Chicago, Illinois 60601
www.energyabsorption.com
www.safehit.com

• 3617 Cincinnati Avenue
Rocklin, California 95765

• 250 Bamberg Drive
Pell City, Alabama 35125

• 3300 North Kenmore Street
South Bend, Indiana 46628

• 15 Jalan Kilang Barat #05-02
Singapore

• Crown Street
Ipswich, England IP1 3HS

Highway Information Systems, Inc.
4021 Stirrup Creek Drive
Suite 100
Durham, North Carolina 27703
www.highwayinfo.com

Nu-Metrics, Inc.
University Drive
Box 518
Uniontown, Pennsylvania 15401
www.nu-metrics.com

Peek Traffic Corporation
2511 Corporate Way
Palmetto, Florida 34221
www.peek-traffic.com

Surface Systems, Inc.
11612 Lilburn Park Road
St. Louis, Missouri 63146
www. ssiweather.com

U.S. Traffic Corporation/National Signal
9603 John Street
Santa Fe Springs, California 90670
www.ustraffic.net
www.nationalsignalinc.com

• Tecate Industrial Park
Tecate, Mexico

TRANSFER AGENT

EquiServe Trust Company, N.A.
P.O. Box 43023
Providence, Rhode Island 02940-3023
Shareholder Inquiries:
Telephone (877) 282-1169
www.equiserve.com

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

PricewaterhouseCoopers LLP
One North Wacker Drive
Chicago, Illinois 60601

CORPORATE COUNSEL

Holland & Knight LLC
131 South Dearborn
30th Floor
Chicago, Illinois 60603

ANNUAL MEETING NOTICE

The annual meeting of shareholders of Quixote Corporation will be held at 10:00 a.m. on November 18, 2004 in the Assembly Room at The Northern Trust Company, 50 South LaSalle Street, Chicago, Illinois 60675

STOCK INFORMATION

The Company's common stock trades on the NASDAQ Stock Market under the symbol QUIX.

FORM 10-K AND OTHER FINANCIAL REPORTS

A copy of the Company's Form 10-K, as filed with the Securities and Exchange Commission, will be furnished upon request. The Form 10-K and other public financial reports and press releases can be accessed from the Company's website at www.quixotecorp.com.

RESEARCH COVERAGE

Barrington Research Associates, Inc.
CJS Securities
Davenport & Company LLC
Sidoti & Company, LLC

FOR INVESTOR INFORMATION, CONTACT:

Joan R. Riley
Director of Investor Relations
Quixote Corporation
35 East Wacker Drive
Chicago, Illinois 60601
(312) 467-6755
info@quixotecorp.com

Quixote Corporation
35 East Wacker Drive
Chicago, Illinois 60601
www.quixotecorp.com

SKU# QXC-AR-04